SEARS CANADA INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN

That the annual and special meeting (the “Meeting”) of holders (the “Shareholders”) of common shares in the capital of Sears Canada Inc. (the "Corporation") will be held in Room 5B1 (Fifth Floor), 290 Yonge Street, Suite 700, Toronto, Ontario, on Thursday, April 24, 2014 at 8:00 a.m., Eastern time, for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation for the financial year ended February 1, 2014 and the auditors' report thereon;

2.	to elect directors;

3.	to appoint auditors and to authorize the directors to fix the auditors’ remuneration;

4.
to consider and, if thought advisable, pass a special resolution authorizing an amendment to the articles of the Corporation to allow the directors to appoint one or more additional directors, without obtaining Shareholder approval, to hold office for a term expiring no later than the close of the Corporation’s next annual meeting of Shareholders, as more particularly described in the management proxy circular of the Corporation dated March 13, 2014;

5.
to consider and if thought advisable, pass an ordinary resolution authorizing an amendment to By-Law No. 1 of the Corporation to update the manner in which notices are to be delivered by the Corporation; and

6.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Toronto, Ontario
March 13, 2014

By order of the Board of Directors.

Franco Perugini Associate General Counsel and Corporate Secretary

Shareholders who are unable to be present at the Meeting are requested to complete the enclosed form of proxy. Completed proxies must be returned to CST Trust Company, the Corporation’s transfer agent, (i) by mail c/o Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1; or (ii) by facsimile at (416)368-2502 or 1(866)781-3111 (within Canada and the United States); or (iii) via telephone at 1(888)489-7352 (within Canada and the United States); or (iv) via the Internet at www.cstvotemyproxy.com by 5:00 p.m. (Eastern time) on April 22, 2014, or if the Meeting is adjourned or postponed, not later than 5:00 p.m., (Eastern time) on the second last business day prior to the date of the adjourned or postponed Meeting, or delivered to the registration table on the day of the Meeting prior to the commencement of the Meeting.

SEARS CANADA INC.
MANAGEMENT PROXY CIRCULAR

3.5 Termination and Change of Control Benefits	35
3.6 Performance Graph	39
3.7 Director Compensation	40
3.7.1 Compensation Earned	40
3.7.2 Director Compensation Table	41
3.7.3 Equity-Based Compensation Programs	41
3.8 Indebtedness of Directors, Executive Officers and Employees	42

4. INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	42

5. CORPORATE GOVERNANCE	42

5.1 Overview	42
5.2 Board of Directors	43
5.2.1 Composition	43
5.2.2 Chairman and Vice-Chairman of the Board and Lead Director	43
5.2.3 Meetings of the Independent Directors	43
5.2.4 Attendance at Board and Committee Meetings	43
5.3 Board Mandate	44
5.4 Position Descriptions	44
5.5 Orientation and Continuing Education	44
5.6 Ethical Business Conduct	44
5.7 Disclosure, Confidentiality and Insider Trading Policy	45
5.8 Board Committees	45
5.8.1 Audit Committee	46
5.8.2 Human Resources and Compensation Committee	46
5.8.3 Governance Committee	48
5.8.4 Investment Committee	49
5.9 Normal Course Issuer Bid	49
5.10 Directors’ and Officers’ Liability Insurance	50

6. ADDITIONAL INFORMATION	50

7. DIRECTORS' APPROVAL	50

Appendix “A” – Mandate of the Board of Directors of Sears Canada Inc.	51
Appendix “B” – By-Law No. 1	52

1.	INFORMATION ON VOTING AND PROXIES

1.1	Solicitation of Proxies

This management proxy circular (the “Circular”) and the information contained herein are furnished in connection with a solicitation of proxies by or on behalf of the management of Sears Canada Inc. (the “Corporation” or “Sears Canada”) for use at the annual and special meeting of shareholders (the “Meeting”) called for Thursday, April 24, 2014 at 8:00 a.m., Eastern time, and any adjournment or postponement thereof. The solicitation of proxies will be primarily by mail. Proxies may also be solicited personally or by telephone by executive officers or employees of the Corporation. The cost of the solicitation will be paid by the Corporation.

Unless otherwise stated, the information contained in the Circular is current as of March 13, 2014 and all dollar amounts are in Canadian dollars.

1.2	Record Date

The board of directors of the Corporation (the “Board”) has fixed March 13, 2014 as the record date (the “Record Date”) for determining the holders (the “Shareholders”) of common shares in the capital of the Corporation (the “Shares”) who are entitled to receive notice of, and vote at, the Meeting. The failure of any Shareholder to receive notice of the Meeting does not deprive the Shareholder of the right to vote at the Meeting.

1.3	Notice-and-Access

The Corporation has elected to take advantage of the amendments to National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“Notice-and-Access”) which came into force on February 11, 2013. Notice-and-Access are a new set of rules that reduce the volume of materials that must be physically mailed to shareholders by allowing the Corporation to post the Circular and additional materials online, for certain Shareholders. Each Shareholder that has consented to electronic delivery of shareholder communications will be provided with voting instructions and will receive the Notice-and-Access notification, which outlines relevant dates and matters to be discussed at the Meeting, and the corresponding Proxy-Related Materials (as defined below) for the Meeting through Notice-and-Access. Additionally, pursuant to an exemption received by the Corporation under the Canada Business Corporations Act (“CBCA”), the Corporation will deliver paper copies of a proxy form, a Notice-and-Access notification and the Corporation’s Annual Report, with the Notice of Meeting and Circular being delivered through Notice-and-Access, to all Registered Shareholders (as defined below) that have not consented to electronic delivery of shareholder communications. All other Non-Registered Holders (as defined below) will receive a voting instruction form and paper copies of the Notice of Meeting, the Circular, and Annual Report (collectively, the “Proxy-Related Materials”). The Proxy-Related Materials, and the Notice-and-Access notification, have been made available to Shareholders at the website: http://cnw.ca/NlL8L5, and on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, and at the United States Securities and Exchange Commission (“SEC”) website at www.sec.gov.

The Corporation will not directly send the Proxy-Related Materials to Non-Objecting Beneficial Owners. Management of the Corporation does intend to pay for intermediaries to forward the Proxy-Related Materials to Objecting Beneficial Owners.

Should Shareholders wish to receive paper copies of the Proxy-Related Materials, they may contact the Corporation by calling the following toll-free telephone number: 1(888)433-6443 or by emailing fulfilment@canstockta.com.

1.4	Appointment of Proxies

You are a “Registered Shareholder” if your Shares are registered in your name and: (a) you have a share certificate; or (b) you hold your Shares through direct registration in the United States. If a Registered Shareholder does not plan to attend the Meeting, he or she may:

(1)	authorize the persons named in the proxy to vote his or her Shares by completing, signing and dating the enclosed proxy form and returning it in the envelope provided; or

(2)
appoint some other person to attend and act on the Shareholder’s behalf at the Meeting, including to vote the Shares on his or her behalf, by writing the name of that person in the space provided on the enclosed proxy form, signing and dating the proxy and returning it in the envelope provided.

Completed proxies, for Registered Shareholders, must be returned to CST Trust Company, the Corporation’s transfer agent, (i) by mail c/o Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1; or (ii) by facsimile at (416)368-2502 or 1(866)781-3111 (within Canada and the United States); or (iii) via telephone at 1(888)489-7352 (within Canada and the United States); or (iv) via the Internet at www.cstvotemyproxy.com, by 5:00 p.m., Eastern time, on April 22, 2014 or, if the Meeting is adjourned or postponed, not later than 5:00 p.m., Eastern time on the second last business day prior to the date of the adjourned or postponed Meeting, or delivered to the registration table on the day of the Meeting prior to the commencement of the Meeting or any adjournment or postponement thereof.

CST Trust Company independently counts and tabulates proxies to preserve the confidentiality of individual votes. Proxies are referred to the Corporation only in cases where a Shareholder clearly intends to communicate with management, in the event of questions as to the validity of a proxy, or where it is necessary to meet applicable legal requirements.

Registered Shareholders, or the persons they appoint as their proxies, are permitted to vote at the Meeting. However, in many cases, Shares of the Corporation beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)	in the name of an intermediary (an “Intermediary”), such as a broker, custodian, nominee or fiduciary, that the Non-Registered Holder deals with in respect of the Shares; or

(b)	in the name of a depository (such as CDS Clearing and Depository Services Inc. or the Depository Trust & Clearing Corporation).

The Corporation has distributed the Proxy-Related Materials or the Proxy-Related Materials with the Notice-and-Access notification, to the Intermediaries for onward distribution to Non-Registered Holders, as appropriate. Intermediaries are required to forward the Proxy-Related Materials or the Proxy-Related Materials with the Notice-and-Access notification to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Typically, Intermediaries will use a service company (such as Broadridge Investor Communications Solutions, Canada) to forward the Proxy-Related Materials or the Proxy-Related Materials with the Notice-and-Access notification to Non-Registered Holders.

Generally, Non-Registered Holders who have not waived the right to receive the Proxy-Related Materials will either:

(i)	receive a voting instruction form; or

(ii)
be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted to the number of Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.

Non-Registered Holders should carefully follow the instructions that accompany the voting instruction form or the proxy, including those indicating when and where the voting instruction form or the proxy is to be delivered. Voting instruction forms permit the completion of the voting instruction form online or by telephone. A Non-Registered Holder wishing to attend and vote at the Meeting in person should follow the corresponding instructions on the voting instruction form or, in the case of a proxy, strike out the names of the persons named in the proxy and insert the Non-Registered Holder's name in the space provided.

1.5	Revocation of Proxies

A Registered Shareholder who has given a proxy may revoke the proxy at any time by:

(a)	completing and signing a proxy bearing a later date and delivering it to CST Trust Company as described above; or

(b)	delivering a written statement, signed by the Shareholder or the Shareholder’s attorney, to:

i.
the Office of the Secretary of the Corporation at 290 Yonge Street, Suite 700, Toronto, Ontario, M5B 2C3 at any time up to and including 5:00 p.m., Eastern time, on April 22, 2014 or, if the Meeting is adjourned or postponed, not later than 5:00 p.m., Eastern time, on the second last business day preceding the day of the adjourned or postponed Meeting; or

ii.	the Chair of the Meeting on the day of the Meeting, prior to the commencement of the Meeting or any adjournment or postponement thereof; or

(c)    in any other manner permitted by law.

If you are a Non-Registered Holder, you should contact your Intermediary through which you hold your Shares and obtain instructions regarding the procedure for the revocation of any voting or proxyholder instructions that you have previously provided to your Intermediary.

1.6     Voting of Proxies

All Shares represented by a properly executed proxy will be voted, or withheld from voting, in accordance with the instructions of the Shareholder specified on the proxy and on any ballot that may be called for at the Meeting. If the Shareholder does not specify how he or she wishes the votes cast, the person named on the proxy will vote the Shares for the election of the proposed director nominees listed in this Circular, for the appointment of auditors and the authorization of the directors to fix the auditors’ remuneration and, for the adoption of the special resolution authorizing the amendment to the Articles of Amalgamation of the Corporation (the “Articles”) and for the adoption of the ordinary resolution confirming the amendment to By-Law No. 1 of the Corporation. The proxyholder has discretionary authority with respect to amendments or variations to the matters identified in the notice of Meeting and other matters which may properly come before the Meeting or any adjournment or postponement thereof. As at the date of the Circular, the management of the Corporation is not aware of any such amendments, variations or other matters.

1.7    Majority Voting

The Board has adopted the practice of majority voting. Shareholders have the option of voting for or withholding votes from a director that has been nominated for election. The majority voting practice dictates that if the majority of the votes received by a director are withheld votes, those votes would count as “No” votes and the director would be required to tender his/her resignation to the Board. The Board would then consider the director’s resignation prior to making a decision on accepting or rejecting the resignation.

1.8	Share Capital and Principal Shareholders

The authorized share capital of the Corporation consists of an unlimited number of Shares and an unlimited number of preferred shares, issuable in one or more series (the “Class 1 Preferred Shares”). As at March 13, 2014, there are currently no Class 1 Preferred Shares outstanding. As at March 13, 2014, the issued and outstanding share capital of the Corporation consists of 101,877,662 Shares, listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “SCC”.

Each Share registered is entitled to one vote at the Meeting or any adjournment or postponement thereof. Each matter to be voted on at the Meeting must be approved by a majority of the votes cast.

To the knowledge of the directors and executive officers of the Corporation, the only persons or companies that beneficially own, or control or direct, directly or indirectly, more than 10% of the Shares, according to the insider reports filed on the System for Electronic Disclosure by Insiders (SEDI) are Sears Holdings Corporation (“Sears Holdings”), the beneficial owner of 51,962,391 Shares, representing approximately 51% of the outstanding Shares, ESL Investments, Inc., a private investment firm, the owner of 17,725,280 Shares representing approximately 17.4% of the outstanding Shares, and Edward S. Lampert, the owner of 10,433,088 Shares representing approximately 10.24% of the outstanding Shares.

2.    BUSINESS OF THE ANNUAL AND SPECIAL MEETING

2.1	Financial Statements

The audited consolidated financial statements (the “2013 Annual Financial Statements”) of the Corporation for the 52-week period ended February 1, 2014 (“Fiscal 2013”) and the auditors’ report thereon will be placed before the Meeting. The 2013 Annual Financial Statements are available on SEDAR at www.sedar.com, the SEC website at www.sec.gov and the website at http://cnw.ca/NlL8L5.

2.2        Election of Directors

The Corporation’s articles of incorporation provide for the Board to consist of a minimum of seven and a maximum of 20 directors, with the number of directors within such limits to be determined by the Board. Shareholders will be asked at the Meeting to approve a Special Resolution (as defined below) of the Shareholders allowing the Corporation’s directors to appoint additional directors without obtaining Shareholder approval. Refer to Section 2.4 - “Amendment to the Articles of Amalgamation”, for additional information relating to the proposed amendment to the Articles.

The current size of the Board has been fixed at eight directors. Three of the current eight directors, namely William C. Crowley, William R. Harker and Douglas Campbell, are “Non-Independent Directors” (as such term is defined under Section 2.2.1 – “Definition of Independent Director”) and the other five current directors, namely R. Raja Khanna, James McBurney, Deborah E. Rosati, Donald C. Ross and H Ronald Weissman are “Independent Directors” (as such term is defined under Section 2.2.1 – “Definition of Independent Director”). The Nominating and Corporate Governance Committee of the Board (the “Governance Committee”), which is currently comprised of Independent Directors, is responsible for considering and recommending for approval by the Board qualified candidates to be nominated for election or appointment as directors. The Governance Committee bases its review of Board candidates on skill sets as outlined in the Governance Committee charter.

Effective September 24, 2013, Calvin McDonald resigned as the President and Chief Executive Officer, and as a director of the Corporation and was replaced by Douglas Campbell, in both capacities. On November 18, 2013, E.J. Bird, who served as a director of the Corporation since May 2006, stepped down as a director to focus on his role as Executive Vice-President and Chief Financial Officer of the Corporation, a position he has held since early 2013.

During the fourth quarter of 2013, Management of the Corporation assisted the Governance Committee in identifying a list of prospective candidates for a new director. The Governance Committee, having carefully reviewed the credentials of a prospective candidate, H Ronald Weissman, recommended to the Board that he be nominated as a director and on November 18, 2013, Mr. Weissman was appointed a member of the Board.

Donald C. Ross notified the Board in early 2014 that he does not intend to stand for re-election to the Board at the Meeting. Management of the Corporation assisted the Governance Committee in identifying a suitable candidate to replace Mr. Ross. Furthermore, the Governance Committee identified two additional candidates for nomination as directors to the Board. The Governance Committee, having carefully reviewed the credentials of the prospective candidates, Timothy Flemming, Danita Stevenson and S. Jeffrey Stollenwerck, recommended to the Board that all three candidates be nominated as directors at the Meeting.

Having approved the recommendation of the Governance Committee, the Board proposes that the ten persons listed in the table under Section 2.2.2 – “Background Information on Proposed Directors” be nominated for election or re-election to the Board (the “Proposed Directors”). The persons named in the enclosed form of proxy intend to vote for the election of the persons indicated as nominees. The persons proposed for nomination will hold office until the Corporation’s next annual meeting of shareholders or until their successors are duly elected or appointed. The Proposed Directors are, in the opinion of the Board, well qualified to act as directors. The Board does not contemplate that any of the Proposed Directors will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another properly qualified nominee at their discretion. The Corporation’s director retirement policy provides that a director may not stand for election or be appointed to fill a vacancy on the Board after his/her 70th birthday, unless the Board makes an exception to this policy by means of a special resolution.

2.2.1    Definition of Independent Director

The definition of “Independent Director” is derived from National Instrument 52-110 – Audit Committees, as amended, of the Canadian Securities Administrators. For the purpose of determining independence, a director is an “Independent Director” if he or she has no direct or indirect material relationship with the Corporation or any of its affiliates, including Sears Holdings. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgment. A “Non-Independent Director” is a director who is not an Independent Director. For additional information on the Independent and Non-Independent Directors, refer to Section 5.2.1 – “Composition”.

2.2.2    Background Information on Proposed Directors

The following table sets forth the names and background information of the Proposed Directors, including, as applicable, their principal occupations, the election date of the Proposed Director, their current Board committee memberships, their Board and committee attendance record and the number of Shares of Sears Canada and common shares of Sears Holdings which are beneficially owned, or controlled or directed, directly or indirectly, by each of the Proposed Directors.

DOUGLAS CAMPBELL
President and Chief Executive Officer
Sears Canada Inc.
(retail company)

Age: 43

Non-Independent Director
(residing in Ontario, Canada)

Director since: September 2013

Sears Canada Shareholdings
2013: Nil
Sears Holdings Shareholdings
2013: Nil

Douglas Campbell was appointed President and Chief Executive Officer of the Corporation in September 2013. From November 2012 to September 2013, Mr. Campbell held the position of Executive Vice-President and Chief Operating Officer of the Corporation. Prior to this role, and during the period of March 2011 to November 2012, Mr. Campbell held various senior level positions with the Corporation, including Executive Vice-President, Merchandising, Home and Hardlines, Major Appliances and Electronics, Senior Vice-President, Major Appliances and Vice-President, Major Appliances and Electronics. Before joining Sears Canada, Mr. Campbell was a Principal at Boston Consulting Group from 2005 to March 2011.

Board and Committee Attendance:

Board Meetings Attended		Committee Meetings Attended
# of Meetings	Attendance Rate (%)	Committee Membership	# of Meetings	Attendance Rate (%)
3 of 3	100%	N/A	N/A	N/A

Note: Mr. Campbell is not a member of any of the Committees.

*Mr. Campbell was appointed to the Board in September 2013.

DIRECTOR EXPERTISE

Mr. Campbell has significant experience leading turnaround projects with major corporations in the sectors of retail, manufacturing and pharmaceuticals. Mr. Campbell graduated from the U.S. Naval Academy with a Bachelor of Science in Economics - with Honors in 1994. He was commissioned an officer in the U.S. Marine Corps and pursued a career as a Naval Aviator, where his personal decorations include the Navy and Marine Corps Commendation Medal and two Air Medals awarded for service in combat operations. In 2005, Mr. Campbell earned a Masters of Business Administration with a concentration in Finance from the Wharton School, University of Pennsylvania.

WILLIAM C. CROWLEY
Chairman of the Board
Chief Executive Officer
Àshe Capital Management, LLC
(private investment firm)

Age: 56

Non-Independent Director
(residing in New York, USA)

Director since: March 2005

Sears Canada Shareholdings
2013: Nil
2012: Nil
2011: Nil
Sears Holdings Shareholdings
2013: Nil

Dollar Amount of Sears Canada Shares: Nil

William C. Crowley is the Co-Founder of Àshe Capital Management, LLC and has served as its Chief Executive Officer since April 2013. From January 1999 through May 2012, Mr. Crowley served as President and Chief Operating Officer of ESL Investments, Inc., a private investment firm. He served as Executive Vice-President of Sears Holdings from March 2005 until January 2011 and as Chief Administrative Officer of Sears Holdings from September 2005 until January 2011. He also served as the Chief Financial Officer of Sears Holdings from March 2005 until September 2006 and from January 2007 until October 2007.

Board and Committee Attendance:

Board Meetings Attended		Committee Meetings Attended
# of Meetings	Attendance Rate (%)	Committee Membership	# of Meetings	Attendance Rate (%)
10 of 10	100%	HRC INV	4 of 4 4 of 4	100% 100%
HRC: Human Resources and Compensation Committee
INV: Investment Committee

DIRECTOR EXPERTISE

Mr. Crowley is the Chairman of the Board and has considerable experience with the management of retail organizations, having held senior positions with both Sears Holdings and Kmart Holding Corporation and having served as a director of AutoNation, Inc. and AutoZone, Inc. Mr. Crowley completed his undergraduate and law degree at Yale University and holds a Master’s Degree from the University of Oxford.

TIMOTHY FLEMMING
Senior Vice-President, Home & Hardlines and Strategic Initiatives
Sears Canada Inc.
(retail company)

Age: 57

Non-Independent Director
(residing in Ontario, Canada)

Sears Canada Shareholdings
2013: Nil
Sears Holdings Shareholdings
2013: Nil

Timothy Flemming is the Senior Vice-President, Home & Hardlines and Strategic Initiatives of the Corporation and assumed this role in February 2014. Prior to this, Mr. Flemming was a consultant with Flemming & Associates Ltd. from April 2011 to January 2014 and provided consulting services to the Corporation. From May 2008 to April 2011, Mr. Flemming held the position of Senior Vice-President, Corporate Procurement and Supply Chain with the Corporation.

Board and Committee Attendance: N/A

DIRECTOR EXPERTISE

Timothy Flemming has close to 24 years experience in the retail industry, having been exposed to various businesses including merchandising, corporate procurement, supply chain and logistics, and information technology.

WILLIAM R. HARKER
Vice-Chairman of the Board
President
Àshe Capital Management, LLC
(private investment firm)

Age: 41

Non-Independent Director
(residing in New Jersey, USA)

Director since: November 2008

Sears Canada Shareholdings
2013: 4,604 Shares
2012: 4,314 Shares
2011: Nil
Sears Holdings Shareholdings
2013: Nil

Dollar Amount of Sears Canada Shares: $59,852

[1] Dollar amount calculated using the Corporation’s share price on the TSX as at the close of trading on the last business day of the Corporation’s financial year end (February 1, 2014), being $13.00, and multiplying that price by the number of Shares held by each individual director.

William R. Harker is the Co-Founder of Àshe Capital Management, LLC and has served as its President since April 2013. Mr. Harker previously held the position of principal of The Harker Group LLC, a consulting firm which he founded in August 2012. From February 2011 until June 2012, Mr. Harker was the Executive Vice-President and General Counsel of ESL Investments, Inc. Mr. Harker joined Sears Holdings as Vice-President and Chief Counsel in September 2005 and became Vice-President, Acting General Counsel and Corporate Secretary in January 2006. In April 2006, Mr. Harker was appointed Senior Vice-President, Acting General Counsel and Corporate Secretary. He served as Sears Holdings’ General Counsel and Corporate Secretary from December 2006 to May 2010 and also served as its Senior Vice-President, Human Resources, from February 2008 to August 2009. Mr. Harker serves as Chairman of the Board of Sears Hometown and Outlet Stores Inc.

Board and Committee Attendance:

Board Meetings Attended		Committee Meetings Attended
# of Meetings	Attendance Rate (%)	Committee Membership	# of Meetings	Attendance Rate (%)
10 of 10	100%	HRC (Chair) INV (Chair)	4 of 4 4 of 4	100% 100%
HRC: Human Resources and Compensation Committee
INV: Investment Committee

DIRECTOR EXPERTISE

Mr. Harker brings a wealth of legal knowledge to the Board having held numerous senior roles at Sears Holdings. Mr. Harker holds a law degree from the University of Pennsylvania Law School and a Business Administration degree from West Virginia University.

R. RAJA KHANNA
Chief Executive Officer
Blue Ant Media Inc.
(media-related company)

Age: 41

Independent Director
(residing in Ontario, Canada)

Director since: October 2007

Sears Canada Shareholdings
2013: 2,620 Shares
2012: 2,620 Shares
2011: 2,620 Shares
Sears Holdings Shareholdings
2013: Nil

Dollar Amount of Sears Canada Shares[1]: $34,060

[1]Dollar amount calculated using the Corporation’s share price on the TSX as at the close of trading on the last business day of the Corporation’s financial year end (February 1, 2014), being $13.00, and multiplying that price by the number of Shares held by each individual director.

R. Raja Khanna is currently the Chief Executive Officer of Blue Ant Media Inc. and assumed this position in February 2008. Mr. Khanna co-founded QuickPlay Media Inc., a mobile video company, and served as its Chief Marketing Officer from 2004 until 2007. Previous to that position, Mr. Khanna founded Snap Media Corp., a dot com start-up company, and held the office of Chief Executive Officer from 1995 to 2004. Mr. Khanna is a member of the board of directors of the National Screen Institute and Blue Ant Media Inc.
Board and Committee Attendance:

Board Meetings Attended		Committee Meetings Attended
# of Meetings	Attendance Rate (%)	Committee Membership	# of Meetings	Attendance Rate (%)
10 of 10	100%	AUD GOV (Chair)	6 of 6 2 of 2	100% 100%
AUD: Audit Committee
GOV: Nominating and Corporate Governance Committee

DIRECTOR EXPERTISE

Mr. Khanna’s experience with digital media technologies and his entrepreneurial expertise make him an asset to the Board. Mr. Khanna holds a Bachelor of Laws degree from Osgoode Hall Law School and a Bachelor of Science degree in Philosophy and Genetics from the University of Toronto.

JAMES MCBURNEY
Corporate Director

Age: 55

Independent Director
(residing in London, United Kingdom)

Director since: April 2010

Sears Canada Shareholdings
2013: 1,525 Shares
2012: 1,525 Shares
2011: 1,525 Shares
Sears Holdings Shareholdings
2013: Nil

Dollar Amount of Sears Canada Shares[1]: $19,825

[1]Dollar amount calculated using the Corporation’s share price on the TSX as at the close of trading on the last business day of the Corporation’s financial year end (February 1, 2014), being $13.00 and multiplying that price by the number of Shares held by each individual director.

James McBurney is currently a non-executive director of Ruspetro PLC. From July 2012 to April 2013, Mr. McBurney was the Chief Executive Officer of White Tiger Gold Ltd. and from September 2010 to July 2012, Mr. McBurney was the Chief Executive Officer of HCF International Advisers Limited. Prior to holding this position, Mr. McBurney was a private investor who was focused on the metals and mining sector. From 2005 to 2008, Mr. McBurney was the Chief Executive Officer of JNR (UK) Limited.

Board and Committee Attendance:

Board Meetings Attended		Committee Meetings Attended
# of Meetings	Attendance Rate (%)	Committee Membership	# of Meetings	Attendance Rate (%)
10 of 10	100%	AUD GOV	6 of 6 2 of 2	100% 100%
AUD: Audit Committee
GOV: Nominating and Corporate Governance Committee

DIRECTOR EXPERTISE

Mr. McBurney’s vast knowledge of the business, finance and investment sectors makes him an asset to the Board. Mr. McBurney holds a Masters in Business Administration degree from Harvard Business School and a Bachelor of Arts degree cum laude from Yale College.

DEBORAH E. ROSATI
Corporate Director and Advisor

Age: 52

Independent Director
(residing in Ontario, Canada)

Director since: April 2007

Sears Canada Shareholdings
2013: 2,600 Shares
2012: 2,600 Shares
2011: 2,600 Shares
Sears Holdings Shareholdings
2013: Nil

Dollar Amount of Sears Canada Shares[1]: $33,800

[1]Dollar amount calculated using the Corporation’s share price on the TSX as at the close of trading on the last business day of the Corporation’s financial year end (February 1, 2014), being $13.00, and multiplying that price by the number of Shares held by each individual director.

Deborah E. Rosati, FCPA, FCA, ICD.D is a Corporate Director and Advisor focused on corporate governance and corporate strategy for emerging companies. From 2001 to March 2012, Ms. Rosati was the president of RosatiNet, Inc., a management consulting firm. Ms. Rosati has over 25 years experience in financial, operational and strategic management with senior finance roles in both public and private corporations, as well as a general partner with a national venture capital firm. Ms. Rosati is currently the chair of the Board of Karma Athletics Ltd. and a member of the board of directors of the National Ballet School of Canada.
Board and Committee Attendance:

Board Meetings Attended		Committee Meetings Attended
# of Meetings	Attendance Rate (%)	Committee Membership	# of Meetings	Attendance Rate (%)
10 of 10	100%	AUD (Chair) HRC GOV	6 of 6 4 of 4 2 of 2	100% 100% 100%
AUD: Audit Committee
HRC: Human Resources and Compensation Committee
GOV: Nominating and Corporate Governance Committee

DIRECTOR EXPERTISE

Ms. Rosati’s experience in financial, operational and strategic management roles in the Canadian market makes her a valuable member of the Board. Ms. Rosati holds an Honours Bachelor’s degree in Business Administration from Brock University and is a Fellow Chartered Professional Accountant (FCPA) and certified Director, ICD.D (2008).

DANITA STEVENSON
Senior Vice-President, Apparel and Accessories
Sears Canada Inc.
(retail company)

Age: 46

Non-Independent Director
(residing in Ontario, Canada)

Sears Canada Shareholdings
2013: Nil
Sears Holdings Shareholdings
2013: Nil

Danita Stevenson is the Senior Vice-President, Apparel and Accessories and assumed this position in January 2014. Prior to this role, Ms. Stevenson held the position of Senior Vice-President, Apparel from October 2013 to January 2014. Ms. Stevenson joined the Corporation in January 2013 as the Senior Vice-President, Private Brands, Dresses and Outerwear. Prior to these roles, Ms. Stevenson held the positions of Senior Vice-President from May 2012 to January 2013 and Vice-President/General Merchandise Manager from May 2010 to May 2012 at the Hudson’s Bay Company. From October 2005 to February 2010, Ms. Stevenson was a Divisional Merchandise Manager at Walmart Canada Corp.
Board and Committee Attendance: N/A

DIRECTOR EXPERTISE

Ms. Stevenson brings several years of retail experience to the Board. She has accumulated considerable knowledge in the workings of the retail industry, particularly with respect to apparel and accessories merchandise.

S. JEFFREY STOLLENWERCK
President, Sears Real Estate Business
Sears Holdings Corporation
(retail company)

Age: 44

Non-Independent Director
(residing in Connecticut, U.S.A.)

Sears Canada Shareholdings
2013: Nil
Sears Holdings Shareholdings
2013: Nil

S. Jeffrey Stollenwerck is currently the President, Real Estate Business Unit for Sears Holdings Corporation and assumed this position in February 2008.   Mr. Stollenwerck has also served as the Senior Vice President, Real Estate for Sears Holdings from March 2005 to February 2008 and the Vice President, Real Estate for Kmart Corporation from May 2003 to March 2005, prior to the Sears Holdings/Kmart merger in 2005.  Prior to joining Sears Holdings, Mr. Stollenwerck was the Vice-President, Research for ESL Investments, Inc.
Board and Committee Attendance: N/A

DIRECTOR EXPERTISE

Mr. Stollenwerck has been involved in the retail industry for close to 10 years, holding various senior positions relating to the real estate business with both Sears Holdings and Kmart Corporation. Mr. Stollenwerck is a graduate of Stanford University, where he earned a Bachelor of Arts degree with a double major in Economics and Political Science.

H RONALD WEISSMAN
Corporate Director

Age: 69

Independent Director
(residing in Texas, U.S.A.)

Director since: November 2013

Sears Canada Shareholdings
2013: Nil
Sears Holdings Shareholdings
2013: Nil

Dollar Amount of Sears Canada Shares: Nil

H Ronald Weissman is a Corporate Director. Mr. Weissman has served as a director of Encore Capital Group, Inc. since July 2009, and as Chairman of the board of directors of the Federal Home Loan Bank’s Office of Finance since August 2009 and as Chairman of its Audit Committee from September 2009 through September 2012. From May 2002 until June 2009, Mr. Weissman served as a Senior Partner with Ernst & Young LLP, where he was a member of the Financial Services Office and also served as the leader for the Office of the Chairman Accounts for the Americas International Financial Reporting Standards (IFRS) Network. Prior to joining Ernst & Young LLP in 2002, Mr. Weissman spent 32 years at Arthur Andersen LLP, where he served as an Andersen Worldwide SC partner from 1981 to 2002.
Board and Committee Attendance:

Board Meetings Attended		Committee Meetings Attended
# of Meetings	Attendance Rate (%)	Committee Membership	# of Meetings	Attendance Rate (%)
1 of 1	100%	AUD	2 of 2	100%

AUD: Audit Committee

*Mr. Weissman was appointed a director of the Corporation and a member of the Audit Committee in November 2013.

DIRECTOR EXPERTISE

Mr. Weissman brings a wealth of financial knowledge to the Board, having amassed considerable experience working with various financial services companies and obtaining a deep expertise in the complex accounting principles applicable to those companies. Mr. Weissman holds a Masters of Business Administration degree from the Columbia Graduate School of Business and a bachelor’s degree from New York’s Union College. Mr. Weissman is a Certified Public Accountant and holds an Advanced Professional Director Certification from the American College of Corporate Directors, a national public company director education and credentialing organization.

E.J Bird ceased to be a director of the Board effective November 18, 2013. Mr. Bird attended all Board meetings and Investment Committee meetings until November 2013 and all Audit Committee meetings up until March 2013, with an attendance record of 100%.

Donald C. Ross, who will not be standing for re-election at the Meeting, maintained 100% attendance at all meetings of the Board, and Audit (Mr. Ross’ membership to this committee commenced in May 2013), Nominating and Corporate Governance and Human Resources and Compensation committees of the Board during Fiscal 2013.

2.2.3    Cease Trade Orders and Bankruptcies

To the knowledge of the Corporation, except as hereinafter described, no Proposed Director of the Corporation is, has or has been, within ten years before the date hereof, (a) a director, chief executive officer or chief financial officer of any company, including Sears Canada or any personal holding company, that (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, and which was issued while that person was acting in that capacity, or (ii) was subject to an order that was issued after the Proposed Director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or (b) a director or executive officer of any company, including Sears Canada or any personal holding company, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold the assets of the Proposed Director.

In June 2013, Orchard Supply Hardware Stores Corporation (“OSH”), and its subsidiaries, filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the district of Delaware. William C. Crowley served as a director of OSH and resigned prior to June 2013.

In 2009, the shareholders of JNR (UK) Limited, a company of which James McBurney was chief executive officer, voluntarily liquidated the company with enough assets to pay all creditors in full.

On August 8, 2006, a cease trade order (the “Order”) was issued by the Ontario Securities Commission against SHLD Acquisition Corp. (“SHLD”), a wholly-owned indirect subsidiary of Sears Holdings, in connection with its offer to purchase any and all of the outstanding Shares of the Corporation, other than Shares already held by SHLD and its affiliates, for $18.00 per Share pursuant to an Offer to Purchase dated February 9, 2006 and accompanying circular, as amended (the “Offer”). The Order prohibited SHLD from taking up and paying for Shares deposited under the Offer until certain disclosure with respect to the Offer was made, including disclosure regarding certain Shares being excluded from the calculation of the majority of the minority approval required in connection with a proposed subsequent acquisition transaction. Pursuant to a Notice of Variation and Change in Information dated November 16, 2006, SHLD amended the Offer to comply with the terms of the Order. The Offer expired on November 27, 2006. The Order applies to any other offer that may be made for Shares of the Corporation by Sears Holdings, or any affiliate thereof, with respect to the Shares held by certain Shareholders. William C. Crowley, Chairman of the Board, and William R. Harker, Vice-Chairman of the Board, are former directors of SHLD.

2.3	Appointment of Auditors

The persons named in the enclosed form of proxy intend to vote for the appointment of Deloitte LLP, Chartered Accountants, as auditors of the Corporation, at a remuneration to be fixed by the directors, to hold office until the next annual meeting of Shareholders. Deloitte LLP have served as auditors of the Corporation since 1984. In accordance with its mandate, the Audit Committee of the Board (the “Audit Committee”) regularly examines the scope of all services provided by the auditors to the Corporation. In order to enhance such examination and assess the independence of the auditors, the Board has adopted a policy which establishes the scope of the auditors’ services and requires the Audit Committee to pre-approve all services provided by Deloitte LLP. This policy outlines the services which are audit and audit-related, non-audit related and prohibited. Under this policy, the aggregate fees for non-audit related services rendered by the auditors cannot exceed 50% of the total audit and audit-related fees per annum without the pre-approval of the Audit Committee.

Fees paid or accrued, with the approval of the Board, in connection with the services rendered by Deloitte LLP in Fiscal 2013 (being the 52-week period ended February 1, 2014) and Fiscal 2012, (being the 53-week period ended February 2, 2013) were as follows:

External Auditor Service Fees	Fiscal 2013	Fiscal 2012
Audit Fees[1]	$2,445,243	$2,649,194
Audit-Related Fees[2]	$57,780	$56,710
Tax Fees[3]	$24,000	Nil
All Other Fees[4]	$332,132	$39,189
Total	$2,859,155	$2,745,093

[1]
Includes fees for professional services provided in conjunction with the audit of the Corporation’s financial statements, review of the Corporation’s quarterly financial statements and attestation services normally provided in connection with statutory and regulatory filings and engagements.

[2]	Includes fees for assurance and related professional services primarily related to the audit of associate benefit plans.

[3]	Includes fees for professional services provided related to tax compliance, tax planning, and other tax advice.

[4]
All other fees, if any, consist of permissible work performed by Deloitte LLP which is not included in the categories above. For Fiscal 2013, the other fees were in respect of an assessment of the Corporation’s warehouse management system. Deloitte LLP was selected through a request for proposal process. Management and the Audit Committee concluded that these services provided by Deloitte LLP were not restricted services, and implemented monitoring safeguards to ensure independence was maintained.

2.4        Amendment to the Articles of Amalgamation

The Articles provide for the Board to consist of a minimum of seven and a maximum of twenty directors, with the number of directors within such limits to be determined by the Board. At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass, a special resolution (the “Special Resolution”) authorizing an amendment (the “Article Amendment”) to the Articles to allow the directors to appoint one or more additional directors, without obtaining Shareholder approval, to hold office for a term expiring no later than the close of the Corporation’s next annual meeting of Shareholders, subject to such amendments, variations or additions as may be approved at the Meeting. The Board has determined that it is in the best interests of the Corporation to give the directors the flexibility to appoint the additional directors when necessary and unanimously approved the Article Amendment.

The Board and Management of the Corporation recommend that the Shareholders vote FOR the adoption of the Special Resolution.

To be effective, the Special Resolution must be approved by not less than 66⅔% of the votes cast by the holders of Shares present in person, or represented by proxy, at the Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Shares represented by such form of proxy, properly executed, FOR the adoption of the Special Resolution.

The complete text of the Special Resolution to be submitted to Shareholders at the Meeting, subject to such amendments, variations or additions as may be approved at the Meeting, is set forth below:
“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.
The Articles of Amalgamation of the Corporation be amended to allow the directors to appoint one or more additional directors, without obtaining Shareholder approval, to hold office for a term expiring no later than the close of the Corporation’s next annual meeting of Shareholders;

2.	Any director or officer of the Corporation, be and is hereby authorized to cause all such documents, instruments and other writings to be executed and cause all such acts and things to be done as the director or officer considers necessary or desirable to give effect to the foregoing resolution; and

3.
The Board is hereby empowered and authorized to revoke the foregoing resolution in whole or in part without further approval of the Shareholders at any time prior to it being acted upon, if the directors deem such revocation to be in the best interests of the Corporation.”

2.5        Amendment to By-Law No. 1

The Board has approved the amendment to By-Law No. 1 of the Corporation (the “By-Law Amendment”), a copy of which is attached hereto as Appendix B. The Shareholders will be asked at the Meeting to consider, and if deemed advisable, to pass an ordinary resolution (the “By-Law Resolution”) confirming the By-Law Amendment, subject to such amendments, variations or additions as may be approved at the Meeting. The purpose of the By-Law Amendment is to update the manner in which notices are to be delivered pursuant to the By-Law or the CBCA. By-Law No. 1 is effective until it is confirmed, confirmed as amended or rejected by Shareholders at the Meeting, and if confirmed or confirmed as amended, By-Law No. 1 will continue in effect in the form in which it was so confirmed. If Shareholders reject the confirmation of the By-Law Amendment, By-Law No. 1 will cease to be effective.

To be effective, the By-Law Resolution must be approved by a majority of the votes cast by holders of Shares present in person or represented by proxy at the Meeting.

The Board recommends that Shareholders vote FOR the adoption of the By-Law Resolution at the Meeting. Unless otherwise indicated, the persons designated as proxy holders in the accompanying form of proxy will vote the Shares represented by such form of proxy FOR the adoption of the By-Law Resolution.

The complete text of the By-Law Resolution to be submitted to Shareholders at the Meeting, subject to such amendments, variations or additions as may be approved at the Meeting, is set forth below:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	The amendments made to By-Law No. 1 of the Corporation, as described in the management proxy circular of the Corporation dated March 13, 2014, are hereby confirmed; and

Any director or officer of the Corporation be and he or she is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver all such documents and to do all such other acts or things as he or she may determine to be necessary or advisable to give effect to the forgoing resolution and to all authorized matters.”

2.6        Shareholder Proposals

Pursuant to the CBCA, proposals by Shareholders to be considered for inclusion in the management proxy circular for the 2014 annual meeting of Shareholders must be received by the Office of the Secretary of the Corporation by December 13, 2014.

3.    EXECUTIVE COMPENSATION

3.1	Compensation Discussion and Analysis

The Corporation’s commitment to improving the lives of its customers by providing quality services, products and solutions that earn their trust and create lifelong relationships is contingent upon the Corporation’s ability to successfully attract, motivate and retain highly talented executive officers who are committed to the Corporation’s mission, vision and values. The Corporation firmly believes that its executive compensation strategy is in-line with attracting and retaining executive officers who successfully contribute to the Corporation’s accomplishments. During Fiscal 2013, the Corporation sought out or promoted top talent, including the appointment of a new President and Chief Executive Officer, an Executive Vice-President and Chief Financial Officer, an Executive Vice-President and Chief Operating Officer and the appointment or promotion of several other senior executives.

This Compensation Discussion and Analysis (“CD&A”) describes and explains the elements of compensation awarded to, earned by, paid to or made payable to the Corporation’s named executive officers, as defined in Form 51-102F6 under National Instrument 51-102 – Continuous Disclosure Obligations (the “Executive Compensation Rules”) for Fiscal 2013. The Executive Compensation Rules require the Corporation to provide specific disclosure on the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Corporation who served as executive officers during Fiscal 2013 and whose total compensation, individually, was more than $150,000 and any individual satisfying any of the foregoing criteria but for the fact that the individual was neither an executive officer of the Corporation or its subsidiaries, nor acting in a similar capacity, at the end of that financial year (“Named Executive Officer” or “NEO”).

This CD&A discusses the Corporation’s compensation philosophy, plan designs, objectives, and the decisions for the following Named Executive Officers, as approved by the Human Resources and Compensation Committee of the Board (“HRCC”):

Douglas Campbell, President and Chief Executive Officer
Calvin McDonald, Former President and Chief Executive Officer (until September 2013)
E.J. Bird, Executive Vice-President and Chief Financial Officer
Klaudio Leshnjani, Executive Vice-President and Chief Operating Officer
Salim Maherali, Interim Senior Vice-President, Direct
Danita Stevenson, Senior Vice-President, Apparel & Accessories

3.1.1 Compensation Philosophy

The HRCC’s compensation philosophy is principled on the Corporation’s executive compensation being:

•Aligned with the goals of the Corporation;

•	Aligned with the goals and interests of the Shareholders; and

•	Able to attract, motivate and retain qualified, experienced executives for the Corporation.
The Corporation’s executive compensation programs are established and designed to:

•Provide a competitive total rewards package;
•Reward executives for corporate performance; and
•Support business objectives.

The compensation programs for the executive officers are focused on pay-for-performance, with direct-line-of-sight to corporate and individual performance.

Executive Peer Group

The Corporation’s target level of total compensation is a median position in the market of twenty selected Canadian companies that are comparable in size, revenue, and/or business to the Corporation. This group of comparator companies in retail and general industry, as listed immediately below was reviewed to ensure that employment positions within both industries are comparable to the positions available at the Corporation. The Corporation uses this comparator group to represent the retail and general market and benchmarks executive compensation against this group in order to attract and retain qualified executives for the achievement of corporate goals. The comparable compensation components are base salary, target annual incentives, target long-term incentives, and target total compensation. During Fiscal 2012, a review was conducted of the comparator companies, as well as other companies with which the Corporation competes for executive talent.

Executive Peer Group
Retail Organizations		General Industry Organizations
Alimentation Couche-Tard Inc.	RONA Inc.	Resolute Forest Products	McDonald's Restaurants of Canada Limited
Canadian Tire Corporation, Limited	Shoppers Drug Mart Corporation	Canada Post Corporation	Rogers Communications Inc.
The Home Depot Canada, Inc.	Sobeys Inc.	Canadian National Railway Company	TELUS Corporation
Hudson’s Bay Company	STAPLES Canada Inc.	Finning International Inc.	Tim Hortons Inc.
Metro Inc.	Walmart Canada	Maple Leaf Foods Inc.	Transcontinental Inc.

Compensation Consulting Firm
An independent executive compensation consulting firm, Meridian Compensation Partners (“Meridian”), is retained by the Corporation. Meridian was originally retained during the 2011 fiscal year. The mandate of Meridian is to serve the Corporation and, at the request of the HRCC, to provide assistance and guidance to the HRCC in its review of executive compensation, including the competitiveness of pay levels, executive compensation design issues, market trends, and technical considerations as required. Meridian does not perform any non-executive compensation or other related services for the HRCC or the Corporation. Meridian may perform services for the HRCC, provided that such services are not in conflict with its mandate to serve the Corporation.

Executive Compensation-Related Fees

For Fiscal 2013, Meridian reviewed and commented on the executive compensation report of the Circular. The fees paid to Meridian for services performed during Fiscal 2013 and Fiscal 2012 totaled approximately $3,879 and $10,713, respectively.

3.1.2    Human Resources and Compensation Committee

The HRCC is responsible for overseeing the development of the Corporation’s overall human resources strategy, policies and practices, for fair and competitive compensation of the executive officers in support of the achievement of the Corporation’s business strategy, as well as the development of other compensation programs for the benefit of all associates. The HRCC annually reviews executive compensation policies, programs and practices, as presented by the management of the Corporation, to assess whether the Corporation’s compensation programs provide an appropriate balance of risk and reward in relation to the Corporation’s overall business strategy as well as the application of internal equity. The HRCC also, at least annually, reviews and approves the design and introduction of all associate-related annual and long-term incentive plans together with performance targets, the level of achievement of performance goals at the end of a performance period and any payments under such plans to the executive officers, as recommended by the management of the Corporation. The HRCC approves all annual and long-term incentive programs after the Corporation assesses and presents the risks and financial liability of each program, the competitive position in the market and the alignment to the goals and objectives of the Corporation while ensuring the program does not encourage executive officers of the Corporation to undertake undue or inappropriate risk. At the end of Fiscal 2013, no such risks were identified that would likely cause a material adverse effect on the Corporation. In addition to reviewing and approving executive compensation programs for the Corporation, the HRCC also oversees and approves:

•	The development of the Chief Executive Officer’s goals and objectives and the evaluation of the Chief Executive Officer’s performance based on the achievement of these goals;

•
The compensation and performance of the executive officers of the Corporation, by receiving periodic performance reports and compensation recommendations from the Chief Executive Officer, as necessary, with respect to the executive officers; and

•	The development of appropriate succession plans for, and the compensation of, the executive officers. See Section 5.8.2 – “Human Resources and Compensation Committee”.
The Chief Executive Officer’s performance is evaluated by the HRCC on a regular basis and is directly tied to the achievement of corporate goals and positive corporate results. The HRCC is kept apprised of the Corporation’s performance through frequent communication with the Chief Executive Officer.

3.1.3     Composition of HRCC

As at the end of Fiscal 2013, the HRCC was comprised of two Non-Independent Directors, being William C. Crowley and William R. Harker and two Independent Directors, being Deborah E. Rosati and Donald C. Ross. None of the members of the HRCC are eligible to participate in the Corporation’s executive compensation programs.
Each of these members brings their own individual expertise to the Committee, including financial, human resources, investment, legal and retail knowledge, which is utilized in assessing and approving the implementation of compensation policies and practices for the Corporation. In a previous role, William R. Harker, managed responsibility for and oversaw the Human Resources department of Sears Holdings.

The accomplishments of the HRCC in Fiscal 2013 are highlighted below:

•	Reviewed and approved changes to the Annual Incentive Program design, including the introduction and approval of a Special Incentive Program for 2013;

•	Reviewed and approved a Special Long-Term Incentive Plan for specially designated officers of the Corporation for the 2013-2016 Special Long-Term Incentive Plan performance period;

•	Reviewed and approved the Long-Term Incentive Plan for designated salaried associates of the Corporation for the 2013-2015 Long-Term Incentive Plan Performance Period;

•	Reviewed, recommended and approved the Corporation’s disclosure of its executive compensation;

•	Reviewed the executive organizational structure and succession plans;

•	Reviewed and identified high potential associates and assessed the capability of current talent; and

•	Reviewed and approved changes to the defined benefit component of the Sears Registered Retirement Plan and post retirement benefits plan.

3.1.4	Compensation Structure and Mix

The Corporation’s executive compensation programs focus on a total rewards structure, which is inclusive of two components of compensation provided to the executive officers: (i) fixed compensation comprised of base salary, benefits and perquisites, and pension; and (ii) variable at-risk performance based compensation, comprised of an annual incentive program, a special incentive program for Fiscal 2013 and long-term incentive plans. The fixed elements provide a competitive base of secure compensation necessary to attract and retain qualified executive talent. The variable at-risk performance based elements reward short-term and long-term performance results.

The main components of the total rewards structure are:

•	Fixed Compensation:
•Base Salary
•Benefits and Perquisites
•Retirement Benefits and Pension

•	Variable At-Risk Performance Based Compensation:

•	Annual Incentive Program (“AIP”)

•	Special Incentive Program, introduced only for Fiscal 2013 (“SIP”)

•	Long-Term Incentive Plan (“LTIP”)

•	Special Long-Term Incentive Plan (“Special LTIP”)

The following chart provides a summary of how each element of compensation is intended to reward certain executive officers and salaried associates.

Compensation Element	Objective	Intended Rewards and Why It is Used
FIXED COMPENSATION
Base Salary	To provide a portion of compensation as a secure fixed cash amount
•    To pay for competence in the role and for scope of responsibilities
•    To provide a level of secure earnings that is sufficient to meet living standards and discourage undue, high-risk decision making
•    Market practice

Benefits and Perquisites
To provide a competitive retention incentive to certain executive officers other than cash compensation, such as health coverage, vehicle allowance, and perquisite allowance for club memberships and financial planning
• To ensure that associates have access to health services to manage personal wellness • To reinforce individual accountability for personal financial planning • Market practice
Pension (includes a defined benefit component, which was frozen on June 30, 2008)	To provide a retirement savings vehicle for the associates of the Corporation	• To provide associates with a pension at retirement. The retirement plans manage associate and employer contributions, while enforcing associate ownership of retirement income • Market practice
VARIABLE AT-RISK PERFORMANCE BASED COMPENSATION
AIP	To provide an opportunity for an annual incentive award based on the achievement of near-term corporate objectives	• To focus attention on the achievement of annual profitability goals • To provide a competitive total compensation package • Market practice
SIP	To provide a one-time opportunity for an incentive award based on the achievement of corporate objectives for the third and fourth quarters of Fiscal 2013	• To focus attention on the achievement of profitability goals based on financial targets established for the second half of the fiscal year • To provide a competitive total compensation package •
LTIP	To provide performance and employment retention based compensation designed to encourage long-term sustainable performance results	• To focus attention on the achievement of profitability goals over a three-year period • To provide a competitive total compensation package • Market practice
Special LTIP	To provide performance and employment retention based compensation for specially designated executives, designed to encourage long-term corporate performance aligned with shareholder interests
•    To align executive compensation with shareholder interests and focus attention on the achievement of objectives over a multi-year period
•    To provide a competitive total compensation package
•    Market practice

The Corporation provides a significant proportion of compensation to its executive officers through variable at-risk performance based programs. A new at-risk Special LTIP was introduced for specially designated executives of the Corporation to further align corporate performance goals with shareholder interests. The actual compensation mix varies by executive level, reflecting the impact executive officers have on the Corporation’s results.

Aggregate Weighting of Compensation Components
for Active Named Executive Officers
The chart above shows the weighting of the various components that NEOs or executive officers may receive as compensation based on annual base salary, target levels of incentive compensation and perquisites, and all other compensation for Fiscal 2013 for all active NEOs. The chart does not include any one-time payments made to any NEO during Fiscal 2013.

3.1.5	Fixed Compensation

Fixed compensation, which is inclusive of base salary, benefits and perquisites and pension, provides executive officers with earnings that are competitive in the market and consistent with the Corporation’s compensation philosophy. The Corporation’s fixed compensation programs are designed to provide a competitive base of secure compensation necessary to attract and retain qualified executive officers while ensuring a level of secure earnings that are sufficient to meet living standards and discourage undue, high-risk decision making to the Corporation.

(a)    Base Salaries

Base salaries reflect annual compensation received by an associate for the position they hold and the role they perform within the Corporation. Base salaries are normally set at median market values and balanced with relative roles and responsibilities and equity within the Corporation. The base salaries reflect accountabilities of the role, the incumbent’s performance in the role as well as experience, individual qualifications and expected future contributions to the Corporation. Base salaries are normally benchmarked internally against similar roles and externally against comparable roles in peer companies to determine current market competitiveness.

(b)    Benefits and Perquisites

The Corporation provides select executive officers and designated salaried associates with competitive perquisites and benefits that allow them to focus on their daily responsibilities and the achievement of the Corporation’s objectives. Certain NEOs are provided with perquisites, such as a company vehicle or vehicle allowance, commuting allowances and/or an annual perquisite allowance to cover club memberships and financial planning, to reinforce individual accountability for personal financial planning. All NEOs are provided with an annual comprehensive executive medical. All officers of the Corporation are provided with reimbursement for premiums and higher plan maximums on optional life insurance and long-term disability insurance.

(c)    Retirement Benefits and Pension

The Corporation provides post-retirement benefits through the Sears Canada Inc. Health and Welfare Plan to all associates who satisfied the eligibility requirements on or before December 31, 2008.

The Sears Registered Retirement Plan (the “SRRP”) has two components: (i) a defined benefit (“DB”) component for service up to and including June 30, 2008, which also includes a Supplementary Retirement Plan (the “SRP”); and (ii) a defined contribution (“DC”) component effective July 1, 2008, which does not include a supplementary retirement plan.

For further detailed information, refer to Section 3.4 – “Pension Plans”.

3.1.6    Variable At-Risk Performance Based Compensation

The Corporation's variable at-risk performance based compensation programs are designed to reinforce the Corporation’s business strategy approved by the Board, by providing executives with the opportunity to earn cash incentives based on the achievement of corporate performance metrics. Award opportunities vary based on a percentage of base salary, position, or performance objectives, and are reviewed periodically to ensure ongoing market competitiveness. Performance objectives are based on the Corporation’s business plan for one or more fiscal years and are intended to be challenging but achievable. All corporate financial measures on all financial statements are stated pursuant to the International Financial Reporting Standards.

For Fiscal 2013, there were four variable at-risk performance based compensation programs for the NEOs:

a)	AIP;

b)	SIP;

c)	LTIP; and

d)	Special LTIP

(a)    AIP

The AIP is an important component of the total compensation offer and is designed to provide an annual financial reward based on the achievement of a target corporate financial performance metric, as approved by the HRCC. The AIP design was reviewed and changes were approved by the HRCC in Fiscal 2013. The changes included a reduction in the financial metric threshold required to trigger payout from 80% of target to 75% of target with a corresponding decrease in the payout schedule from 60% to 40% as well as a decrease in the payout schedule for the maximum achievement of the corporate EBITDA performance metric from 200% to 150%. The reduction in the threshold makes it more attainable to associates and therefore increases the retention value of the AIP, even though the payouts will be lower at threshold and at maximum achievement levels.

The AIP is designed to achieve three important objectives:

•	Motivate and reward eligible associates who contribute to the Corporation’s achievement of the corporate financial performance metric;

•	Provide associates with a competitive total compensation package; and

•	Attract and retain talented associates.

For the NEOs, the annual incentive award (target bonus amount as a percentage of base salary) is based on the achievement of the corporate financial performance metric established in each financial year. For Fiscal 2013, the corporate financial performance metric was measured by operating profit (total revenue less total expenses, except for those expenses, which are interest, income tax, depreciation, amortization and other non-recurring, unusual and one-time in nature expenses (the “Adjusted EBITDA”)).

The AIP Adjusted EBITDA threshold level must be achieved for a payout to occur.

For the corporate financial performance metric, the threshold goal is set at 75% of target, and the maximum goal is set at 125% of target. Compensation awards are determined according to the following criteria:

•	If the threshold level of the corporate financial performance metric is achieved, then 40% of the target award is payable;

•	If the target level of the corporate financial performance metric is achieved, then 100% of the target award is payable;

•	If the maximum level of the corporate financial performance metric is achieved, then 150% of the target award is payable to recognize the achievement of superior corporate performance; and

•
If the actual result of the corporate financial performance metric is between any of the performance levels described above, the award payable is adjusted on a straight-line basis between the threshold and target levels or target and maximum levels.

Based on the achievement of the threshold level of the corporate financial performance metric, the final payout is then subject to the individual payment metric to determine the final incentive award payout. The individual metric coincides with the Corporation’s annual performance evaluation program. The final individual performance multiplier rate is subject to approval by the HRCC and will be a percentage up to the maximum for each established rating level.

Individual Performance Metric	Rating = 1	Rating = 2	Rating = 3 (1)	Rating = 4	Rating = 5
AIP Payment Multiplier	0%	Up to 35%	Up to 100%	Up to 125%	Up to 150%

(1)	Represents an associate demonstrating the expected level of performance and being fully competent in the role.

For the NEOs, the award levels and applicable payouts, as a percentage of base salary, with an individual performance metric resulting in an AIP payment multiplier of 100%, are described below:

Position	Threshold (40% payout of target award) (1)	Target (100% payout of target award) (1)	Maximum (150% payout of target award) (1)
President and Chief Executive Officer	40%	100%	150%
Executive Vice-Presidents	30%	75%	112.5%
Senior Vice-Presidents	24%	60%	90%
(1) Payouts are determined based on percentage of base salary and are pro-rated according to commencement of program participation.

Associates must be actively employed on the date of AIP payment to be eligible to receive the payout (associates who retire or terminate their employment, voluntarily or involuntarily, before the date of payout are not eligible for the payment). As well, associates must be in good performance standing and not undergoing disciplinary action or in a performance improvement program in order to receive their AIP payment. Associates who are on an approved leave of absence other than long-term disability (“LTD”) will receive their AIP payment upon their return to active employment. In the event an AIP participant dies or sustains an LTD claim during the year, and an AIP payout will occur, then such participant, or his or her estate, as the case may be, is entitled to a pro-rata AIP award payment based on the date of LTD or death.

For Fiscal 2013, there were no payouts triggered under the AIP based on the threshold level of the corporate financial performance metric, Adjusted EBITDA, not being met, as described below:

Performance Measure	Weighting of the Performance Measure	Threshold	Results	AIP Performance Score
Adjusted EBITDA	100%	Adjusted EBITDA of $187.5 Million	Adjusted EBITDA of $40.2 Million	0%

(b)    SIP

The SIP was introduced as a one-time program in Fiscal 2013 and provided an award based on the achievement of a defined corporate financial metric for the second half of Fiscal 2013, being the adjusted earnings before income taxes, depreciation and amortization and other non-recurring unusual and one-time in nature expenses, for the third and fourth quarters of Fiscal 2013 (“Adjusted 2H EBITDA”). The SIP is a supplementary program to the AIP and therefore no payouts would occur under the SIP in the event that the AIP Adjusted EBITDA threshold was achieved. Participation in the SIP was open to all AIP-eligible associates.

The SIP was introduced to focus efforts on the achievement of the Adjusted 2H EBITDA, and was designed to achieve the following three important objectives:

•	Motivate and reward eligible associates who contribute to the achievement of the Corporation’s financial performance metric;

•	Provide associates with a competitive total compensation package; and

•	Attract and retain talented associates.

For the NEOs, the SIP was based on the achievement of one of the two following metrics: (i) the achievement of Adjusted 2H EBITDA; or (ii) a reduction in inventory. Achievement of either metric will trigger a payout under the SIP.

The corporate Adjusted 2H EBITDA performance component of the SIP was weighted at 75% and the reduction in inventory component was weighted at 25% of the total incentive award. Award levels and payout, as a percentage of base salary, are significantly lower than that of the AIP. Threshold and target award payouts represent approximately 15% to 20% of AIP payouts. A threshold level was not set for the reduction in inventory metric, therefore the target level must have been achieved in order for a payout to result. The target level of the reduction in inventory metric was adjusted to reflect only those corporate stores that were fully operational.

Therefore, SIP award payouts would have been determined according to the following criteria:

•	If Adjusted 2H EBITDA is above threshold but less than target, then 75% of the target Adjusted 2H EBITDA award would be payable;

•
If Adjusted 2H EBITDA is equal to or greater than the target Adjusted 2H EBITDA, but less than the AIP Adjusted EBITDA threshold ($187.5 MM), then 100% of the target Adjusted 2H EBITDA award would be payable;

•	If the target level of the reduction in inventory goal is achieved, then 100% of the target reduced inventory award would be payable.

•	If the AIP Adjusted EBITDA threshold is achieved, then there would be no payouts under the SIP.

Based on the achievement of either the threshold or target level of the Adjusted 2H EBITDA, or the target level of the reduction in inventory metric, the final payout is not governed by an individual multiplier. However, in order to be eligible to receive a payout, the NEO must have an annual performance rating of “3 (Solid Performer)” or greater. A performance rating of 3 represents a demonstrated level of expected performance and competency in the role.

For NEOs, the award levels and applicable payouts, as a percentage of base salary, with an individual performance metric of 3 or greater, are described below:

Position	Threshold	Target
	EBITDA (90% of Target Adjusted 2H EBITDA)(1)	EBITDA (100% of Target Adjusted 2H EBITDA)(1)	Reduction in Inventory(1)	Total Target Payout(1)
	75% payout of Target (2)	75% weighting	25% weighting
President and Chief Executive Officer	11.25%	15.00%	5.00%	20.00%
Executive Vice-Presidents	8.44%	11.25%	3.75%	15.00%
Senior Vice-Presidents	6.75%	9.00%	3.00%	12.00%

(1)	Payouts are determined based on a percentage of base salary.

(2)	Payout based on 75% threshold level of Adjusted 2H EBITDA only. Reduction in inventory based on achievement of target level only.

Associates must have been actively employed on the date of the SIP payment in order to have been eligible to receive the payout (associates who retired or terminated their employment, voluntarily or involuntarily, before the date of payment were not eligible for the payout). Associates must have also been in good performance standing and not undergoing disciplinary action or in a performance improvement program in order to have received their SIP payment. Associates who were on an approved leave of absence other than LTD would have received their SIP payment upon their return to active employment. In the event a SIP participant died or sustained an LTD claim during the performance period, and the SIP had achieved a payout then such participant, or his or her estate, as the case may be, would be entitled to a pro-rata SIP award payment based on the date of LTD or death.

For Fiscal 2013, payouts were triggered under the SIP as the target level for the reduction in inventory metric was achieved. The threshold level of the Adjusted 2H EBITDA was not achieved. Therefore, the award payout will be 25% of the total SIP target payout. Threshold and achievement levels are described below:

Performance Measure	Weighting of the Performance Measure	2H EBITDA Threshold / Reduction in Inventory Target	Results	SIP Performance Score
Adjusted 2H EBITDA	75%	Adjusted 2H EBITDA of $103.5 Million	Adjusted 2H EBITDA of $26.8 Million	0%
Reduction in Inventory	25%	Reduced Inventory to $780.0 Million	Reduced Inventory to $774.6 Million	100%

(c)    LTIP

The LTIP provides a cash incentive for eligible executive officers and designated salaried associates who are not participants in the Special LTIP, to promote focused growth of the corporate financial results and return on investment for Shareholders. The plan is a performance and employment retention based incentive, designed to measure and reward long-term corporate performance, as measured by total earnings determined before interest, income taxes, depreciation and amortization, and excluding certain items (the “LTIP EBITDA”), over a three-year performance period (the “Performance Period”). The LTIP was reviewed and modifications were approved by the HRCC in Fiscal 2013. These modifications included a new time-based component with a 25% weighting of the award value, and changes to the eligibility criteria for participation in the LTIP.

Certain NEOs, being the current President and Chief Executive Officer and Executive Vice-Presidents are excluded from participating in the 2013-2015 LTIP. Instead, the current President and Chief Executive Officer, and Executive Vice-Presidents are participants in the 2013-2016 Special LTIP, as described below in Section 3.1.6 (d) - “Special LTIP”. The other NEOs remain participants of the 2013-2015 LTIP.

The LTIP was designed to align participants’ financial incentives with the financial goals of the Corporation and assist in attracting, retaining, engaging and rewarding executive officers and designated salaried associates. Any such award payouts are paid to the LTIP participant in cash after the end of the three-year plan cycle.

Awards are designed to vary commensurately with the achievement of corporate financial goals for the Performance Period. Under the LTIP, a cash award amount, as a percentage of base salary, is established by the HRCC for participants and correlates with the threshold, target and maximum levels of achievement of the corporate performance metric.

Upon the HRCC’s approval, a new LTIP will continue to be introduced on an annual basis, recognizing three-year corporate performance. This rolling design for awards allows for annual payouts which began in 2009. The “rolling” design (as demonstrated in the chart below) is intended to serve as a retention tool and maintain the executive officers’ or designated salaried associates’ focus on achieving long-term sustainable performance results.

Award Period	Fiscal Years
	2011	2012	2013	2014	2015	2016
	Feb 2011 to Jan 2012	Feb 2012 to Jan 2013	Feb 2013 to Jan 2014	Feb 2014 to Jan 2015	Feb 2015 to Jan 2016	Feb 2016 to Jan 2017
2011-2013	3-year Performance Period			Payout
2012-2014		3-year Performance Period			Payout
2013-2015			3-year Performance Period			Payout

For Fiscal 2013, the three-year Performance Period, which began on February 3, 2013, will mature on January 30, 2016 (the “2013-2015 LTIP”) and will recognize performance results from the 2013 to 2015 fiscal years.

The 2013-2015 LTIP is comprised of two components: (i) a time-based LTIP award component with a 25% weighting of the target incentive award; and (ii) a performance-based LTIP component, based on performance measure achievement with a 75% weighting of the target incentive award.
The time-based LTIP component is based on time completion serving as a retention component and is not linked to the financial performance measure. In order to be eligible for payout the participant must commence participation into the plan and remain eligible without interruption throughout the entire Performance Period up to and including on payment date.

The performance-based LTIP component is measured by LTIP EBITDA, with a 75% weighting of the target incentive award. The threshold level of the performance-based metric is 75% of target LTIP EBITDA and the maximum level is 125% of target LTIP EBITDA. The following achievement levels are established to align with the corporate incentive strategy and to be challenging but achievable:

•	If the threshold level of the corporate financial performance metric is achieved, then 60% of the target performance-based award amount is payable;

•	If the target level of the corporate financial performance metric is achieved, then 100% of the target performance-based award amount is payable;

•	If the maximum level of the corporate financial performance metric is achieved, then 250% of the target performance-based award amount is payable; and

•
If the actual result of the corporate financial performance metric is between these performance levels, the performance-based award payable is adjusted on a straight-line basis between the threshold and target levels or target and maximum levels.

For the participating NEOs, the 2013-2015 LTIP award levels and applicable payouts, as a percentage of base salary, are described below:

Position	Time Component Only	Time and Performance (EBITDA) Components Combined
	Time-based award (25% of Target incentive award)	Threshold (60% payout of Target award) (1) plus time-based award	Target (100% payout of Target award) (1) plus time-based award	Maximum (250% payout of Target award) (1) plus time-based award
Senior Vice-Presidents	22.5%	63%	90%	191.25%

(1)	Payouts are determined based on percentage of base salary.

Participation in the LTIP, and eligibility for payment, is subject to the participant being actively employed in an eligible position at the beginning of or within the first two fiscal quarters of the three-year Performance Period and on the date the award payment is made, and having been employed, without interruption, from the grant date to the end of that Performance Period. In the event the LTIP participant’s employment is terminated, voluntarily or involuntarily, or the participant retires before the end of the LTIP cycle, then such participant is not entitled to the award. In the event an LTIP Performance Period achieves a payout, and the LTIP participant dies, sustains an LTD claim, is moved into a role deemed ineligible for the LTIP, or is on an authorized leave of absence (the “LTIP Eligibility Adjustment”) before the end of the LTIP Performance Period, then such participant, or his or her estate, as the case may be, is entitled to a pro-rata award payment based on the number of completed calendar days the participant was in the LTIP until the date of such LTIP Eligibility Adjustment.

The LTIP for the three-year plan cycle which began on February 3, 2011 and matured on February 1, 2014 (the “2011-2013 LTIP”) had a corporate LTIP EBITDA goal at 100% weighting for all eligible participants. The Corporation did not achieve the threshold level of the corporate financial performance metric, LTIP EBITDA, and therefore will not result in a payout for any participant, as described below.

Performance Measure	Weighting of the Performance Measure	Threshold	Results	LTIP Performance Score
LTIP EBITDA	100%	3-year cumulative Adjusted EBITDA of $1,040.0 Million	3-year cumulative Adjusted EBITDA of $207.4 Million	0%

(d)    Special LTIP

The Special LTIP provides a cash incentive for specially designated executives, including the President and Chief Executive Officer and the Executive Vice-Presidents, to promote superior return on investment for Shareholders and further align the interests of the eligible NEOs with shareholder interests. The plan is a non-equity based incentive plan designed to measure and reward long-term corporate performance, as measured by the share price of the Corporation.

The Special LTIP performance period which began on September 1, 2013, will mature on May 1, 2016 (the “2013-2016 Special LTIP”) and will recognize performance results during this period. Any such cash award payouts achieved will be paid to the Special LTIP participant in cash after the end of the maturity date.

Eligibility in the 2013-2016 Special LTIP excludes the participant from eligibility in the 2013-2015 LTIP.

The cash incentive awards are based on several performance achievement levels, wholly determined by the Corporation’s share price (the “Share Trigger Price”). Cash awards for the participants are “crystalized”

when certain levels of the Share Trigger Price are realized for a period of 15 out of 20 trading days, at any time during the performance period. However, awards do not become vested when crystalized.

Any awards will vest on the last day of the performance period, being May 1, 2016, if the participant has remained an active employee of the Corporation for the duration of the performance period. However, if the participant is terminated without cause, dies, or becomes disabled, and a Share Trigger Price has been achieved before such termination, death or disability or the Share Trigger Price is achieved within 90 days after such termination without cause, death or disability as the case may be, then any achieved Share Trigger Price performance level achieved at such time shall be deemed to have been vested on the date of termination without cause, death or disability.

The Share Trigger Price will be adjusted to the extent of any dividends paid dollar for dollar.

If the Corporation’s shares trade above any 50 cent per share level, for a period of 15 out of 20 trading days, between $15.00 and $17.50 or $17.50 and $20.00 or $20.00 and $22.00, or any revised Share Trigger Price(s) as a result of a dividend adjustment, the amount of the cash incentive award shall be determined by interpolating on a straight-line bases between the two corresponding award performance levels for the achieved Share Trigger Price.

For eligible NEOs, the Special 2013-2016 LTIP award levels and applicable payouts, are described below:

Position	Share Trigger Price
	$15.00	$17.50	$20.00	$22.00
President and Chief Executive Officer	$1.00 Million	$2.00 Million	$3.00 Million	$4.00 Million
Executive Vice-Presidents	$1.00 Million (1)	$1.75 Million (1)	$2.50 Million (1)	$3.00 Million (1)

(1)	No tax equalization shall apply for any participant who is not a Canadian resident.

3.1.7     Equity Compensation Plan Information

Aggregated Securities Issuable upon Exercise of
Outstanding Options, Warrants and Rights
to Employees and Directors as at February 1, 2014

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	0 (Options) (1) 0 (Restricted Share Units) 0 (Deferred Share Units)	$0.00 N/A N/A	214,750 (2)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	0	$0.00	214,750

Notes:
(1)    There are no outstanding options under the Stock Option Plan for Directors and the Employees Stock Plan.

(2)
A total of 214,750 Shares are available for future issuance under the Stock Option Plan for Directors as at February 1, 2014. The Corporation discontinued the granting of stock options under the Stock Option Plan for Directors following the last grant in 2003.

Closed Plans

In the past, the Corporation also provided for an employee stock plan (the “Employee Stock Plan”), which expired on April 19, 2008. Following the last grant in 2004, the Corporation discontinued equity compensation grants under the Employees Stock Plan. Unless specified otherwise, options granted under the Employee Stock Plan vested in equal installments on each of the first three anniversaries of the date of the grant and expired ten years from the date of the grant. There are currently no stock options outstanding under the Employee Stock Plan, with the options granted in 2004 having expired on February 1, 2014.

There are no outstanding share-based or option-based awards outstanding for any of the NEOs or Directors of the Corporation. The Corporation does not permit the use of hedging strategies to monetize and/or reduce market risk associated with equity compensation granted by the Corporation held directly or indirectly.

3.1.8     Discretionary Compensation

The HRCC may exercise its discretion to award compensation payments to NEOs and certain other salaried associates, if performance metrics for variable at-risk performance based compensation have not met thresholds required to trigger payouts. The HRCC may also exercise its discretion to reduce or increase any awards or payouts to NEOs and certain other salaried associates based on the achievement of performance metrics and individual contributions to business results. The HRCC may also exercise its discretion to offer other one-time awards to NEOs and other salaried associates to attract, retain and recognize associates for their contributions to the Corporation.

3.1.9    Looking Ahead to 2014

The HRCC may review the variable at-risk compensation based plans or programs and may make design changes for the 2014 fiscal year, however the Corporation does not expect these changes to result in significant modifications to any of the at-risk performance based compensation plans or programs, nor does the Corporation anticipate any other significant changes to its compensation policies or practices for the NEOs during the 2014 fiscal year.

3.2    Report on President and Chief Executive Officer Compensation

Douglas Campbell was appointed President and Chief Executive Officer of the Corporation on September 24, 2013. Mr. Campbell has held various senior level positions since joining the Corporation in March 2011, most recently as Executive Vice-President and Chief Operating Officer.

3.2.1    Philosophy and Governance

The compensation of the President and Chief Executive Officer is generally designed by the Corporation to be aligned with the performance of the Corporation, consistent with the approach for other executive officers of the Corporation, as described under Section 3.1.1 – “Compensation Philosophy”. In determining compensation for the President and Chief Executive Officer, the Corporation takes into account the responsibilities and accountability of the position. The relative weight assigned to the pay-at-risk components of the President and Chief Executive Officer’s compensation is greater than to the weight assigned to the pay-at-risk components of other executive officers’ compensation.

3.2.2    Compensation

The Corporation entered into an employment agreement with Mr. Campbell on September 24, 2013 (the “Campbell Employment Agreement”). The Campbell Employment Agreement specifies Mr. Campbell’s compensation with respect to his base salary, his AIP and LTIP. Under the Campbell Employment Agreement, Mr. Campbell is entitled to a base salary of $800,000 (CDN) per annum.

Mr. Campbell’s target bonus amount under the AIP is 100% of his annual base salary, and will be prorated based on the effective date of his appointment. For the 2013 AIP, Mr. Campbell will not receive a payout as the Corporation did not achieve the threshold level of Adjusted EBITDA required for payout.

Mr. Campbell is also eligible to participate in the 2013-2016 Special LTIP. Mr. Campbell’s threshold award amount under the Special LTIP is $1.0 million based on the achievement of the lowest Share Trigger Price threshold. If specified performance levels are achieved during the Special LTIP performance period, Mr. Campbell will receive a payment, assuming he remains employed at the end of the Special LTIP performance period and on the date the award payout is made (subject to the terms of the plan).

3.3     Compensation of Named Executive Officers

Compensation of executive officers of the Corporation is comprised of base salary, benefits and perquisites, pension, and variable at-risk performance based compensation programs consisting of the AIP (including SIP) and LTIP (including Special LTIP).

The following table provides a summary of compensation information for the Named Executive Officers during Fiscal 2013.

Summary Compensation Table
For Fiscal 2013

NEO Name and Principal Position	Year	Salary ($) (1)	Non-Equity Incentive Plan Compensation (f)		Pension Benefit Value ($)	All Other Compensation ($) (4)	Total Compensation ($)
(a)	(b)	(c)	Annual Incentive Plans 2013 ($) (2) (f1)	Long-Term Incentive Plan 2011-2013 ($) (3) (f2)	(g)	(h)	(i)
D. Campbell (5) President and Chief Executive Officer	2013 2012 2011	654,464 495,000 288,853	238,000 111,954 210,993	Nil Nil Nil	Nil Nil Nil	44,485 31,639 28,222	936,949 638,593 528,068
C. McDonald (5) Former President and Chief Executive Officer	2013 2012 2011	666,667 800,000 487,879	Nil 250,000 450,000	Nil Nil Nil	8,090 Nil Nil	23,454 11,658 5,037	698,211 1,061,658 942,916
E. Bird (5) Executive Vice-President and Chief Financial Officer	2013 2012 2011	731,282 - -	217,668 - -	Nil - -	Nil - -	282,661 - -	1,231,611 - -
K. Leshnjani (4) (5) Executive Vice-President and Chief Operating Officer	2013 2012 2011	562,500 358,333 342,500	21,424 Nil Nil	Nil Nil Nil	133,527 1,232 47,919	57,344 58,629 61,427	774,795 418,194 451,846
S. Maherali (5) Interim Senior Vice-President, Direct	2013 2012 2011	404,333 312,586 -	126,143 Nil -	Nil Nil -	8,692 Nil -	41,892 Nil -	581,060 312,586 -
D. Stevenson (5) Senior Vice-President, Apparel & Accessories	2013 2012 2011	346,667 - -	211,967 - -	Nil - -	Nil - -	44,467 - -	603,101 - -

Notes:

(1)	Base salary represents actual salary earnings received in each fiscal year.

(2)
Includes annual non-equity incentive plan compensation, such as discretionary cash awards, signing, commuting, and retention bonuses. For Fiscal 2013, the Corporation did not meet the threshold level of Adjusted EBITDA; as a result, there will be no AIP payouts for the NEOs. For Fiscal 2013, the Corporation did not meet the threshold level of Adjusted 2H EBITDA, but the target level for reduction in inventory was achieved; as a result, there will be a SIP payout for the NEOs. Refer to Section 3.1.6 (a) – “AIP” and (b) – “SIP” for additional information on AIP and SIP measurements.

(3)	For the 2011-2013 LTIP, the corporate performance measure of LTIP EBITDA did not meet the threshold level. As a result, there will be no 2011-2013 LTIP payouts for the NEOs.

(4)
For Fiscal 2013, these amounts include perquisites, tax equalization payments and other compensation for each NEO. Tax equalization payments, in the amount of $148,602, were made to Mr. Bird during Fiscal 2013. The aggregate value of perquisites and benefits for each NEO, with the exception of Mr. Leshnjani and Mr. Maherali, are less than the lesser of $50,000 or 10% of the NEO’s total annual salary for Fiscal 2013. The perquisite and other personal benefits which individually exceed 25% of the total perquisites and other personal benefits, for Mr. Leshnjani, were for vehicle costs and expenses ($31,781), and for Mr. Maherali, were for a vehicle allowance ($16,500) and financial and club membership allowance ($23,648).

(5)
Douglas Campbell was appointed President and Chief Executive Officer of the Corporation in September 2013. From November 2012 to September 2013, Mr. Campbell held the position of Executive Vice-President and Chief Operating Officer of the Corporation. Prior to this role, and during the period of March 2011 to November 2012, Mr. Campbell held various senior level positions with the Corporation, including Executive Vice-President, Merchandising, Home and Hardlines, Major Appliances and Electronics, Senior Vice-President, Major Appliances and Vice-President, Major Appliances and Electronics. Before joining Sears Canada, Mr. Campbell was a Principal at Boston Consulting Group from 2005 to March 2011.

Calvin McDonald is the former President and Chief Executive Officer of the Corporation. Mr. McDonald resigned from the Corporation on September 24, 2013.

E. J. Bird is currently the Executive Vice-President and Chief Financial Officer of the Corporation and assumed this position in June 2013, shortly after being appointed Interim Chief Financial Officer in March 2013. From May 2006 to November 2013, Mr. Bird served as a Director on the Corporation’s Board. Prior to these appointments, Mr. Bird was a private investor. Mr. Bird is also the President of Overflow Ministries, a not-for-profit organization, and has held this position since 2003. Mr. Bird served as an analyst for Levine Investments from 2002 to 2010 and as Chief Financial Officer of ESL Investments, Inc. from 1991 to 2002. Mr. Bird is a director of Sears Hometown and Outlet Stores Inc.

Klaudio Leshnjani is the Executive Vice-President and Chief Operating Officer of the Corporation and continues to maintain a legal counsel role with the Corporation. Prior to this role, Mr. Leshnjani held several executive level positions with the Corporation, including Executive Vice-President, Chief Administrative Officer and General Counsel, Executive Vice-President, Financial and Home Services, Human Resources, General Counsel and Corporate Communications and Senior Vice-President and General Counsel. Since 2012, Mr. Leshnjani has also been teaching Business Law at Ryerson University in Toronto, Canada.

Salim Maherali is the Interim Senior Vice-President, Direct of the Corporation and assumed this position in March 2013. Prior to this role, Mr. Maherali was Vice-President, Strategy and Central Merchandising Support from August 2012 to February 2013. Prior to joining the Corporation, Mr. Maherali was a Partner at Expensave Canada Inc. from January 2011 to July 2012, an Associate Partner at McKinsey & Company from December 2009 to January 2011 and an Engagement Manager at McKinsey & Company from December 2007 to November 2009.

Danita Stevenson is the Senior Vice-President, Apparel and Accessories and assumed this position in January 2014. Prior to this role, Ms. Stevenson held the position of Senior Vice-President, Apparel from October 2013 to January 2014. Ms. Stevenson joined the Corporation in January 2013 as the Senior Vice-President, Private Brands, Dresses and Outerwear. Prior to these roles, Ms. Stevenson held the positions of Senior Vice-President from May 2012 to January 2013 and Vice-President/General Merchandise Manager from May 2010 to May 2012 at the Hudson’s Bay Company. From October 2005 to February 2010, Ms. Stevenson was a Divisional Merchandise Manager at Walmart Canada Corp.

3.4    Pension Plans

The SRRP has two components: (i) a DB component for service up to and including June 30, 2008, which also includes a SRP; and (ii) a DC component effective July 1, 2008, which does not include a SRP.

3.4.1     Amendments to the Pension Plans

The Corporation amended the SRRP effective July 1, 2008 by introducing the DC component. Contributions by members towards the DB component were discontinued and members will keep all pension benefits accrued up to and including June 30, 2008 in the existing DB component of the SRRP. After this date, compensation growth in future years will continue to be included in the calculation of the DB component of the pension although no further service credit will be earned.

Under the DC component of the SRRP, members are able to contribute a percentage of their eligible earnings subject to statutory limits. Associates who became eligible to join the SRRP on and after July 1, 2008 have the option to enroll in the DC component of the SRRP, except where enrollment is mandatory due to provincial legislation. The Corporation’s contributions are determined based on member contributions using a matching formula. Currently, the Corporation’s contributions are equal to a maximum of 3.5% of an associate’s earnings.

The plan design allows members to have control over their retirement savings through variable contribution levels and a range of investment options.

3.4.2    Entitlements under the SRRP and the SRP

One NEO participated in the DB component of the SRRP. Under the SRRP pension accrual formula, the annual pension payable at age 65 for the participating NEO is calculated as follows:
For Credited Years of Service after January 1, 1987

Years of credited service multiplied by 1% of "Pensionable Earnings" between 20% and 100% of the Canada Pension Plan (CPP) covered earnings limit, plus 1.75% of "Pensionable Earnings" above this Canada Pension Plan/Quebec Pension Plan (CPP/QPP) limit. "Pensionable Earnings" are the average annual remuneration in the best three consecutive years of the last ten years of employment.

Annual remuneration includes salary and actual AIP bonus amount paid.

Registered DB plans, such as the SRRP, are subject to a maximum annual benefit under the Income Tax Act (Canada). In 2013, the maximum was $2,696.67 for each pensionable year of service. High income earnings associates may be eligible for a pension from the SRP.

One NEO and other associates who are members of the DB component of the SRRP were entitled to receive, upon retirement, an additional pension from the unregistered SRP which provides a benefit based on the SRRP formula representing the difference between the pension determined in accordance with the SRRP and the maximum annual benefit under the Income Tax Act (Canada). In the past, pensions payable under the SRP were not funded or otherwise secured but simply paid through the general revenues of the Corporation. In October 2005, the Board authorized the Corporation to fund the actuarial liability corresponding with the SRP for all current retirees and other members of the SRP as they retire or otherwise become eligible for funding. Effective January, 1 2010, the funding method for all eligible associates who retire on or after January 1, 2010 changed to be funded on a pay-as-you-go basis from general revenues of the Corporation. Those who retired prior to January 1, 2010 will continue to receive SRP payments from an actuarial fund. The estimated SRP assets were $49 million as at December 31, 2012.

The form of pension is as follows:

(a)
for a member who has no spouse at the date of pension commencement, monthly installments for the member's lifetime, but if the member dies before receiving 120 monthly payments, the commuted value of the balance of such 120 monthly payments is paid to the member's beneficiary; and

(b)
for a member who has a spouse at the date of pension commencement, monthly installments for the greater of the member's lifetime and 120 months, and continuing thereafter, reduced by 33 1/3%, to the surviving spouse, if any, for the spouse's lifetime. The monthly amount is reduced so that the actuarial value of this pension is equal to the actuarial value of the pension in (a) above.

Under the DB component of the SRRP, normal retirement is the last day of the month in which a member turns age 65. Members may take early retirement at any time after reaching age 55. However, since the pension will be spread out over a longer period of time, depending on a member’s pensionable service, reductions may apply to the monthly pension. Service for this purpose includes any service that is not credited, as well as credited service.

On January 31, 2014 the Corporation announced a change in the indexing of the pension. Effective January 1, 2014 pensions to retirees will be adjusted annually for inflation after age 65 by 0.5%. This change removes the link to the Consumer Price Index and the Corporation’s base pay adjustment to provide retirees with more predictable pension income.

The Corporation also announced two other changes on January 31, 2014 to the DB component of the SRRP. The first was a change that allows associates to elect to take the commuted value of their pension upon leaving the Corporation at any age prior to the legislated age to begin receiving a pension. Previously the associate could elect to receive this commuted value until age 55 at which point it must be used to receive a pension benefit at a future date. This gives the associate more control over how they elect to receive their pension from the Corporation. The last was a change effective January 1, 2015 revising the calculation of early retirement reduction factors for associates who voluntarily leave the Corporation before age 55. For associates who are under age 55 and elect to leave the Corporation voluntarily, their pension benefits will be determined based on the actuarial calculation as if they had left at age 65. This removes the grow-in factor that some associates were benefiting from. Associates who are over age 55 as of January 1, 2015, or who leave the Corporation involuntarily, will not be impacted from this change.

Defined Benefit Component and the SRP

The following table provides a summary of the DB component obligations for the NEOs during Fiscal 2013.

Name	Number of years credited service	Annual Benefits Payable ($)		Accrued obligation at start of year ($)	Compensatory change ($)	Non-compensatory change ($)	Accrued obligation at year end ($)
		At year end	At age 65
(a)	(b)	(c1)	(c2)	(d)	(e)	(f)	(g)
D. Campbell *	-	-	-	-	-	-	-
C. McDonald *	-	-	-	-	-	-	-
E. Bird *	-	-	-	-	-	-	-
K. Leshnjani	5.0	Nil	34,000	358,000	125,000	25,000	508,000
S. Maherali *	-	-	-	-	-	-	-
D. Stevenson *	-	-	-	-	-	-	-
Notes:

*	There is no DB plan obligation for Mr. Campbell, Mr. McDonald, Mr. Bird, Mr. Maherali and Ms. Stevenson as they joined the Corporation after June 30, 2008.

(c1)	The immediate retirement pension benefit payable at February 2, 2014, as reduced for early retirement if applicable. If the member is not eligible to retire, it is nil.

(c2)	This amount represents the pension benefit payable at age 65.

(d)	The total SRP and SRRP obligations at February 2, 2014 using assumptions applicable for year-end disclosure at that date.

(e)	Compensatory change refers to a change in the pension benefit obligation resulting from a change in the associate’s compensation plus the change in benefit obligation as a result of amendments.

(f)
Non-compensatory change refers to a change in the pension benefit obligation that is not related to the associate’s compensation, including changes resulting from other factors such as changes in assumptions, changes to discount rate at year end and interest cost and other gains/losses as a result of specific circumstances.

(g)	The total SRP and SRRP obligations at February 2, 2014 using assumptions expected to be applicable for year-end disclosure at that date.

Defined Contribution Component

The following table provides a summary of the DC component value for the NEOs during Fiscal 2013.

Name	Accumulated value at start of year ($)	Compensatory ($) (1)	Accumulated value at year end ($)
D. Campbell	Nil	-	-
C. McDonald (2)	Nil	$8,090	-
E. Bird	Nil	-	-
K. Leshnjani	$131,176	$8,527	$182,869
S. Maherali	Nil	$8,691	$26,641
D. Stevenson	Nil	-	-

(1)	Compensatory change refers to the component of the pension benefit value that is based on the associate’s compensation and includes employer contributions.

(2)	Mr. McDonald withdrew his terminated assets from the Plan ($26,523.87) as of January 30, 2014.

3.5	Termination and Change of Control Benefits

The following NEOs have entered into employment contracts or plans or arrangements which provide for incremental payments in connection with a termination of employment from the Corporation.

DOUGLAS CAMPBELL
President and Chief Executive Officer

The termination provisions of the Campbell Employment Agreement provide for Mr. Campbell to receive twelve (12) months of salary continuation equal to his base salary in the event of Mr. Campbell’s termination from the Corporation on a without cause basis, or if Mr. Campbell leaves the Corporation, with Good Reason (“Good Reason” meaning any of the following: (i) a material reduction in Mr. Campbell’s base salary; or (ii) Mr. Campbell’s removal from the Board).

Under the Special LTIP, Mr. Campbell’s cash award relating to the achievement of the Share Trigger Price would vest if he:

(i)is terminated without cause; or
(ii)dies or is disabled,

or if the Share Trigger Price is achieved within 90 days after termination, death or disability.

In the event of a Change of Control of the Corporation, as defined in the Special LTIP, if the Share Trigger Price has been achieved, then the cash award will become immediately vested.

In addition, if Mr. Campbell is terminated without cause, he will be entitled to continue in the Corporation’s benefits plan and pension plan, if applicable, during the statutory notice period under the Employment Standards Act (Ontario).

CALVIN MCDONALD
Former President and Chief Executive Officer (until September 2013)

Mr. McDonald announced his resignation from the Corporation on September 24, 2013. No incremental payments were made or are payable to Mr. McDonald as a result of his resignation.

E.J. BIRD
Executive Vice-President and Chief Financial Officer

The termination provisions of Mr. Bird’s employment agreement specify that in the event the Corporation terminates Mr. Bird’s employment on a without just cause basis, Mr. Bird will be provided with the greater of:

(i)twelve (12) months of notice (or base pay in lieu of notice or a combination thereof), or
(ii)two (2) weeks notice (or base pay in lieu of notice or a combination thereof) for each completed year of service to a maximum of seventy-eight (78) weeks of base pay (which is inclusive of all termination and severance pay to which Mr. Bird may be entitled in accordance with the applicable employment standards legislation).

If the Corporation terminates Mr. Bird’s employment without cause, Mr. Bird would be provided with a pro-rated amount for the AIP in the year of termination (pro-rated to the date of termination), only if there is a payout by the Corporation and the full amount of the AIP for the prior year to the extent earned and not previously paid, either or both payments being payable at the time the payments are scheduled to be paid to others.

Under the Special LTIP, Mr. Bird’s cash award relating to the achievement of the Share Trigger Price would vest if he:

(i)is terminated without cause; or
(ii)dies or is disabled,

or if the Share Trigger Price is achieved within 90 days after termination, death or disability. In the event of a Change of Control of the Corporation, as defined in the Special LTIP, if the Share Trigger Price has been achieved, the cash award will become immediately vested.

In the absence of cause, Mr. Bird would be entitled to continue in the Corporation’s benefits plan and pension plan following termination in accordance with the applicable employment standards legislation.

KLAUDIO LESHNJANI
Executive Vice-President and Chief Operating Officer

The termination provisions of Mr. Leshnjani’s employment agreement specify that in the event the Corporation terminates Mr. Leshnjani’s employment on a without just cause basis, Mr. Leshnjani will be provided with the greater of:

(i)	twelve (12) months of base pay; or

(ii)	such base pay in lieu of notice and severance pay, if applicable, under the applicable Employment Standards legislation, as may be amended; or

(iii)
two (2) weeks base pay for each completed year of service to a maximum of seventy-eight (78) weeks of base pay (which is inclusive of all termination and severance pay to which Mr. Leshnjani may be entitled in accordance with the applicable Employment Standards legislation).

Under the Special LTIP, Mr. Leshnjani’s cash award relating to the achievement of the Share Trigger Price would vest if he:

(i)is terminated without cause; or
(ii)dies or is disabled,

or if the Share Trigger Price is achieved within 90 days after termination, death or disability. In the event of a Change of Control of the Corporation, as defined in the Special LTIP, if the Share Trigger Price has been achieved, the cash award will become immediately vested.

If the Corporation terminates Mr. Leshnjani’s employment without cause, Mr. Leshnjani would be entitled to continue in the Corporation’s benefits plan (inclusive of perquisites) and pension plan during the severance period in accordance with the applicable employment standards legislation.

SALIM MAHERALI
Interim Senior Vice-President, Direct

The termination provisions of Mr. Maherali’s employment agreement specify that in the event the Corporation terminates Mr. Maherali’s employment on a without just cause basis, Mr. Maherali will be provided the greater of:

(i)	twelve (12) months of base salary; or

(ii)
two (2) weeks’ notice (or base pay in lieu of notice or a combination thereof) for each completed year of service to a maximum of seventy-eight (78) weeks of base pay (which is inclusive of all termination and severance pay to which Mr. Maherali would be entitled in accordance with the applicable Employment Standards legislation).

If the Corporation terminates Mr. Maherali’s employment without cause, Mr. Maherali would be entitled to continue in the Corporation’s benefits plan and pension plan during the severance period in accordance with the applicable employment standards legislation.

DANITA STEVENSON
Senior Vice-President, Apparel & Accessories

The termination provisions of Ms. Stevenson’s employment agreement specify that in the event the Corporation terminates Ms. Stevenson’s employment on a without just cause basis, Ms. Stevenson will be provided the greater of:

(i)
six (6) months of base salary and health benefits and four (4) weeks of base salary and health benefits for each completed year of service to a maximum of 52 weeks (which is inclusive of all termination and severance pay to which Ms. Stevenson would be entitled in accordance with the applicable Employment Standards legislation); or

(ii)
two (2) weeks notice (or base pay in lieu of notice or a combination thereof) for each completed year of service to a maximum of seventy-eight (78) weeks of base pay (which is inclusive of all termination and severance pay to which Ms. Stevenson would be entitled in accordance with the applicable Employment Standards legislation).

If the Corporation terminates Ms. Stevenson’s employment without cause, Ms. Stevenson would be entitled to continue in the Corporation’s benefits plan and pension plan during the severance period in accordance with the applicable employment standards legislation.

The following chart outlines potential incremental payments to NEOs if their employment were terminated on the last business day of Fiscal 2013, being February 1, 2014. An explanation of the agreements, plans or arrangements that provide for these payments is provided above.

NEO	Compensation Element	Triggering Event: Termination without Just Cause	Triggering Event: Termination with Good Reason	Triggering Event: Death or Disability
Douglas Campbell	Base Salary (1)	$800,000	$800,000	-
	AIP	Nil	Nil	-
	SIP	Nil	Nil	-
	Special LTIP (3)	$2,200,000	-	$2,200,000
	Pension and Benefits Plan Payments and Accruals (4)	$1,393	$1,393	-
	Total	$3,001,393	$801,393	$2,200,000
E.J. Bird	Base Salary (1)	$700,000	-	-
	AIP (Fiscal 2012)	Nil	-	-
	AIP (Fiscal 2013)	Nil	-	-
	SIP	$17,668	-	-
	Special LTIP (3)	$1,900,000	-	$1,900,000
	Pension and Benefits Plan Payments and Accruals (4)	$4,958	-	-
	Total	$2,622,626	-	$1,900,000
Klaudio Leshnjani	Base Salary (1)	$600,000	-	-
	AIP	Nil	-	-
	SIP	Nil	-	-
	Special LTIP (3)	$1,900,000	-	$1,900,000
	Pension and Benefit Plan Payments and Accruals (5)	$11,751	-	-
	Total	$2,511,751	-	$1,900,000
Salim Maherali	Base Salary (1)	$400,000	-	-
	AIP	Nil	-	-
	SIP	Nil	-	-
	LTIP	Nil	-	-
	Pension and Benefit Plan Payments and Accruals (4)	$1,483	-	-
	Total	$401,483	-	-
Danita Stevenson	Base Salary (2)	$200,000	-	-
	AIP	-	-	-
	SIP	-	-	-
	LTIP	-	-	-
	Pension and Benefit Plan Payments and Accruals (4)	$2,987	-	-
	Total	$202,987	-	-

Notes:

The Corporation cannot accurately determine the actual incremental payments that would be made to the NEO, however the Corporation has, in order to comply with the Executive Compensation Rules, attempted to estimate these payments based on compensation information available for Fiscal 2013. The Corporation would like to stress that these estimates are not indicative of actual payments that will be made to the NEO at a future date. For the purposes of this chart, the Corporation has assumed that the triggering event occurred on the last business day of Fiscal 2013, being February 1, 2014.

(1)	This amount is based on base salary in effect as of the last day of Fiscal 2013 continued for a period of twelve (12) months.

(2)	This amount is based on base salary in effect as of the last day of Fiscal 2013 continued for a period of six (6) months.

(3)	Incentive payment is based on the Share Trigger Price and SCC stock price as of February 1, 2014.

(4)
This amount represents the cost to the Corporation for continued participation in the Corporation’s benefit, perquisite and pension plans, based on his/her coverage in effect as of the last day of Fiscal 2013, for a period of two (2) weeks, representing the statutory notice period under the Employment Standards Act (Ontario).

(5)
This amount represents the cost to the Corporation for continued participation in the Corporation’s benefit, perquisite and pension plans, based on Mr. Leshnjani’s coverage in effect as of the last day of Fiscal 2013, for a period of eight (8) weeks, representing the statutory notice period under the Employment Standards Act (Ontario).

3.6	Performance Graph

The following graph compares the cumulative total shareholder return on the Shares of the Corporation over the last five (5) fiscal years with the cumulative total shareholder return of the S&P/TSX Composite Index over the same period, based on an investment of $100.00. In each case, the total shareholder return shown in the graph includes the reinvestment of all dividends paid.

Five-Year Cumulative Total Return

$200.00
$180.00
$160.00
$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00

	Fiscal 2008 (Jan. 09)	Fiscal 2009 (Jan. 10)	Fiscal 2010 (Jan. 11)	Fiscal 2011 (Jan. 12)	Fiscal 2012 (Feb. 13)	Fiscal 2013 (Feb. 14)
SEARS CANADA INC	$100.00	$118.10	$129.97	$76.80	$68.58	$129.28
S&P/TSX COMPOSITE INDEX	$100.00	$131.63	$163.71	$155.87	$164.52	$181.60

The indicator used by the Corporation to measure its performance was changed from Earnings Per Share (EPS) to EBITDA in the 2007 fiscal year. The Corporation’s compensation philosophy is intended to establish a relationship between executive compensation and corporate results. The total NEO compensation increased during the 2008, 2009, 2010 and 2013 fiscal years corresponding to an improvement in the Corporation’s total shareholder return (“TSR”) value. Similarly, the NEO compensation decreased during the 2011 and 2012 fiscal years corresponding with the downward trend of the Corporation’s TSR value. The Corporation’s TSR value graphed above reflects three extraordinary cash dividends, each of $3.50 per Share, paid to Shareholders during the 2010 fiscal year, one extraordinary cash dividend, at $1.00 per Share, paid to Shareholders during Fiscal 2012, and one extraordinary cash dividend, at $5.00 per Share, paid to Shareholders during Fiscal 2013.
Between May 24, 2013 and May 23, 2014, and pursuant to its Normal Course Issuer Bid (the “NCIB”) through the facilities of the TSX, the Corporation was permitted to purchase for cancellation up to 5% of its outstanding Shares, representing approximately 5 million Shares. As of the date hereof, the Corporation has not made any purchases of Shares under the NCIB. Refer to Section 5.9 – “Normal Course Issuer Bid” for further discussion of the NCIB.

3.7	Director Compensation

The Corporation’s compensation philosophy surrounding director compensation is principled on taking a non-risk based approach in order to encourage suitable governance through unbiased decision-making. Director’s compensation is reviewed by the Governance Committee generally every two to three years. The most recent review of Director compensation was performed during the 2013 fiscal year and resulted in a change to the retainers for each Director, the Lead Director, and the chair of the HRCC, the Governance Committee and the Investment Committee.

The Governance Committee may, if appropriate and timely, engage an independent consulting firm to conduct a comprehensive survey of prevailing market trends and practices in director compensation and obtain a report on its findings and recommendations. The Governance Committee may then evaluate the report received and make appropriate recommendations to the Board with respect to the compensation of the directors based on the findings and recommendations of such report. Management of the Corporation may also assist the Governance Committee in determining market trends and practices with respect to director compensation.

3.7.1    Compensation Earned

For Fiscal 2013, the director compensation policy provided for director compensation to be based on the following categories:

Director Compensation Category	Compensation
Chairman of the Board Retainer	$250,000
Vice Chairman of the Board Retainer	$200,000
Annual Retainer	$100,000
Committee Retainer	$5,000
Chair Retainer (HRCC, Governance Committee, Investment Committee)	$10,000
Chair Retainer (Audit Committee)	$15,000
Lead Director Retainer	$35,000
Meeting Fee	$1,500
Travel Fee	$2,000 (1)
Administration Expense Allowance	$500

(1)	Directors receive a travel fee of $2,000 when attending an annual or special meeting of shareholders, board or committee meetings, which require air travel.

3.7.2    Director Compensation Table

The following table provides a summary of compensation paid to the directors of the Corporation in Fiscal 2013.

Name (a)	Fees earned (1) ($) (b)	All other compensation (2) ($) (g)	Total ($) (h)
E. J. Bird (3)	3,000	-	3,000
William C. Crowley	296,580	7,545	304,125
William R. Harker	159,081	4,368	163,449
R. Raja Khanna	136,784	-	136,784
James McBurney	132,363	13,561	145,924
Deborah E. Rosati	149,624	440	150,064
Donald C. Ross	156,066	1,277	157,343
H Ronald Weissman	17,555	350	17,905

Notes:

(1)
Includes all fees earned and paid in cash to the directors of the Corporation, including the annual retainers for Board Committee, and Chair, meeting fees, travel fees, and annual administration allowance, as well as an additional fee paid to the Chairman of the Board, the Vice-Chairman of the Board and the Lead Director.

(2)	Includes payment for expenses, such as airfare, accommodation and transportation, incurred by the director in order to attend a Shareholder, Board or Committee meeting.

(3)
Mr. Bird was an Independent Director, Lead Director and Chair of the Audit Committee until his appointment as the Interim Chief Financial Officer in March 2013. As Mr. Bird was not an employee of the Corporation for the period of February 2, 2013 to March 11, 2013, he was entitled to compensation received as a result of his membership on Committees of the Board.

3.7.3    Equity-Based Compensation Programs

(a)     Directors’ Share Purchase Plan

A Directors' Share Purchase Plan (the "Share Purchase Plan") was established in 1995 to link a portion of the compensation paid to the Independent Directors with the performance of the Corporation and the return to Shareholders. Since the last grant in 2005, the Corporation discontinued the granting of Shares under the Share Purchase Plan.

(b)    Stock Option Plan for Directors

In 1998, the Corporation established the Stock Option Plan for Directors of Sears Canada Inc. (the “Stock Option Plan for Directors”) to provide for the grant of stock options and SARs to the Independent Directors. Following the last grant in 2003, the Corporation discontinued the granting of stock options to the Independent Directors. There are currently no vested or unvested stock options outstanding pursuant to the Stock Option Plan for Directors.

Aggregated Option/SARs Exercises During Fiscal 2013
for Independent Directors

The following table sets forth the number of shares issued and issuable under the Stock Option Plan for Directors for Fiscal 2013.

Stock Option Plan for Directors (for the year ended February 1, 2014)	# of Shares	% of outstanding capital
Shares issued under Plan	0	0.00%
Shares issuable under Plan	250,000	0.24%
Shares issuable under grants made	0	0.00%

The Directors do not hold any stock options.

3.8        Indebtedness of Directors, Executive Officers and Employees

As at March 13, 2014, the aggregate indebtedness of all employees and former employees of the Corporation to the Corporation and its subsidiaries was approximately $8,975.96 for loans made to employees under the Corporation’s housing relocation assistance program. In January 1997, the Corporation ceased advancing any loans under the housing relocation assistance program. During Fiscal 2013, there was no indebtedness of directors, proposed director nominees or executive officers, or former directors or executive officers of the Corporation to the Corporation or any of its subsidiaries.

4.    INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Corporation, no director or executive officer of the Corporation, any Proposed Director or Sears Holdings or any of their respective associates or affiliates, has or had any material interest, directly or indirectly, in any transaction or proposed transaction since the commencement of the Corporation’s most recently completed financial year that has materially affected or will materially affect Sears Canada or any of its subsidiaries.

Directors and executive officers are required to disclose to the Corporation any interest he or she has in a material contract or material transaction with the Corporation and complete related party questionnaires on an annual basis. In addition, directors are required to abstain from any discussions or meetings regarding any matters in which they have a material interest.

5.    CORPORATE GOVERNANCE

5.1        Overview

The Board believes that strong corporate governance practices are essential to the success of the Corporation, effective corporate performance and the best interests of Shareholders. The Governance Committee oversees corporate governance, on behalf of the Board, including the methods and processes for evaluating Board effectiveness and performance. The Governance Committee is responsible for reviewing the corporate governance guidelines, policies and requirements adopted from time to time by applicable securities regulatory authorities, and guiding the Corporation in its approach and practices with respect to such matters.

5.2    Board of Directors

5.2.1    Composition

The size of the Board has been fixed at eight. Five of the current eight directors, namely, R. Raja Khanna, James McBurney, Deborah E. Rosati, Donald C. Ross and H Ronald Weissman are Independent Directors while the other three, namely, Douglas Campbell, William C. Crowley and William R. Harker are Non-Independent Directors. William C. Crowley and William R. Harker are considered to be Non-Independent Directors as a result of their previous relationship with Sears Holdings, and its affiliated entities. Douglas Campbell is considered to be a Non-Independent Director as a result of his relationship with the Corporation. Mr. Crowley is Chairman of the Board and Mr. Harker is Vice-Chairman of the Board. For other directorships held by the directors, see the table under Section 2.2.2 – “Background Information on Proposed Directors”.

The Board takes various measures to facilitate the exercise of independent judgment by its directors in carrying out their responsibilities, including:

•	The holding of an in camera session following each Board and Committee meeting without management present;

•	The holding of separate meetings of Independent Directors after each regularly scheduled Board and Committee meeting;

•	The appointment of a Lead Director (see Section 5.2.2 – “Chairman and Vice-Chairman of the Board and Lead Director”);

•	Engaging in frequent discussions with the management of the Corporation; and

•	Retaining external advisors.

5.2.2    Chairman and Vice-Chairman of the Board and Lead Director

In view of the fact that William C. Crowley, Chairman of the Board, and William R. Harker, Vice-Chairman of the Board, are Non-Independent Directors, the Board has appointed Donald C. Ross, an Independent Director, to serve as the Lead Director of the Board. In early 2014, Mr. Ross notified the Board that he will not be standing for re-election at the Meeting. The Board will consider the suitability of the remainder of the Independent Directors when appointing a new Lead Director. The Lead Director serves to provide the Board with an independent perspective pertaining to its oversight activities and enhances the Corporation’s ability to identify and resolve conflicts of interest. In addition, the Lead Director acts as a liaison between the Chairman and/or Vice-Chairman of the Board and the Independent Directors on sensitive issues and collaborates with the Chairman and/or Vice-Chairman to provide guidance so as to ensure the Board successfully carries out its duties.

5.2.3    Meetings of the Independent Directors

Independent Directors meet separately at each regularly scheduled Board or Committee meeting, following an in camera session in which the directors meet without the presence of management. The Independent Directors are also encouraged to meet from time to time as may be necessary. The Board encourages the Independent Directors to engage in open and candid discussion as they see fit.

5.2.4    Attendance at Board and Committee Meetings

The Board has five regularly scheduled meetings each year. Additional meetings of the Board are held as required. Ten meetings of the Board were held in Fiscal 2013. The Corporation does not have an executive committee of its Board. The number of meetings held by the Committees of the Board in Fiscal 2013 is set out below:

Board Committee	Meetings held in Fiscal 2013
Audit Committee	6
Governance Committee	2
HRCC	4
Investment Committee	4

Directors are expected to maintain a 100% attendance record with respect to all Board and Committee meetings. If a director’s attendance falls below 75% for either a Board or Committee meeting, the director’s attendance record will be reviewed by the Governance Committee. For more detail on the attendance record of the Proposed Directors, refer to Section 2.2.2 – “Background Information on Proposed Directors”.

5.3        Board Mandate

The mandate of the Board is to oversee the business and affairs of the Corporation and provide guidance and direction to the management of the Corporation in order to attain corporate objectives and maximize shareholder value. The full text of the mandate of the Board can be found at Appendix “A”.

5.4     Position Descriptions

Written position descriptions for the chair of each Board Committee have been developed and are set out in the charters of each Committee. In addition, position descriptions have been developed for the Chairman of the Board and the Chief Executive Officer and are set out in the mandate of the Chairman of the Board and the mandate of the Chief Executive Officer, respectively, which are available on www.sears.ca.

5.5        Orientation and Continuing Education

Management provides an orientation and ongoing education program for directors during which information regarding the role of the Board, its Committees and directors is provided. The directors receive updates, including articles and publications of interest, on emerging trends in business and corporate governance. The Corporation periodically reviews its orientation and education program to enhance its currency and effectiveness. On an annual basis, the Corporation hosts a special session with the directors to have an in-depth discussion regarding the Corporation’s strategic plan. The most recent strategic session was held in September 2013, which included a review of the Corporation’s transformation strategy within its various business channels. Regular updates are provided to the directors on the operation of the Corporation and its strategic business plan in addition to industry-related information on business developments and the competitive landscape.

5.6        Ethical Business Conduct

Honesty and integrity are essential to good corporate governance and, to that end, the Corporation has adopted a Code of Business Conduct (the “Code of Conduct”) and the Code of Conduct for the Board of Directors of the Corporation (“Directors Code of Conduct”).

The Code of Conduct applies to every executive officer and employee. It provides guidelines and sets out expectations regarding interactions with customers, investors, governmental authorities and suppliers of merchandise and services, and among employees. The Code of Conduct also sets out the ethical values and standards of behaviour that apply to all of the Corporation’s business activities, including such matters as fair dealing, conduct in the workplace, conflicts of interest, corporate property and records, and compliance with the laws of all jurisdictions in which the Corporation conducts business.

Management reports regularly to the Audit Committee on compliance with the Code of Conduct. Executive officers and employees are required to acknowledge annually, in writing, their understanding of, and compliance with, the Code of Conduct.

The directors are expected to abide by the Director Code of Conduct, which sets forth the general expectations of the Corporation for its Board of Directors, and describes standards of ethical behavior that each director is expected to uphold. In addition to the Director Code of Conduct, a culture of ethical business conduct among directors is promoted by the mandate of the Board. The mandate of the Board requires that directors observe two standards of conduct: a fiduciary standard which requires directors to act honestly and in good faith with a view to the best interests of the Corporation, and a performance related standard which requires directors to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The mandate of the Board also requires that the Board satisfy itself that the Chief Executive Officer and other senior management personally exhibit and create a culture of integrity throughout the Corporation. The full text of the mandate of the Board can be found at Appendix “A”. The CBCA establishes similar standards of conduct for directors.

As required under the CBCA, directors and executive officers are also required to disclose to the Corporation any interest that he or she has in a material contract or a material transaction, or by requesting to have it entered into the minutes of meetings of directors in writing. A director in a conflict of interest may not, subject to certain exceptions under the CBCA, vote on a matter in respect of which a director has an interest. It is the Board’s practice that directors are required to abstain from any discussions or meetings regarding any matters in which they have a material interest. In addition, the mandate of the Lead Director requires the Lead Director to review conflict of interest issues with respect to the Board as they arise.

The Corporation’s Disclosure, Confidentiality and Insider Trading Policy is also applicable to directors, executive officers and employees. See Section 5.7 – “Disclosure, Confidentiality and Insider Trading Policy”.

The Corporation has established the Sears Canada Ethics Hotline which provides a confidential and anonymous communication channel for employees and other stakeholders to report suspected breaches of the Code of Conduct, Director Code of Conduct, concerns regarding business ethics related to the Corporation, and accounting, internal accounting controls, and auditing matters.

The Code of Conduct, Director Code of Conduct, mandate of the Board, mandate of the Lead Director and information pertaining to the Sears Canada Ethics Hotline can be found on the Corporation’s website at www.sears.ca or by contacting the Corporation’s Corporate Communications Department at (416) 941-4428.

5.7        Disclosure, Confidentiality and Insider Trading Policy

The Corporation has adopted a Disclosure, Confidentiality and Insider Trading Policy (the "Disclosure Policy") which reflects its commitment to providing timely and accurate disclosure of corporate information to the capital markets, including its Shareholders, and to the general public. The Disclosure Policy provides direction and guidance to directors, executive officers and employees regarding confidentiality and disclosure of corporate information, insider trading obligations and sanctions for non-compliance. The Disclosure Policy requires prompt general disclosure of any material information. It also sets out the procedures to be followed in communicating with investors, analysts and the media. A Disclosure Policy committee, comprised of senior management representatives, which meets on an ad hoc basis, has been established by the Corporation to administer the Disclosure Policy.

5.8	Board Committees

The Board has four Committees: the Audit Committee, the HRCC, the Governance Committee and the Investment Committee. Each Committee has a written charter and has the authority to engage, independent from management and at the expense of the Corporation, external advisors, including legal counsel and other expert advisors, as it deems appropriate, to assist it in the performance of its duties. The members of each Committee are designated in the table set out under Section 2.2.2 – “Background Information on Proposed Directors”.

For a discussion regarding the assessment of the Board, its Committees and each director, see Section 5.8.3 – “Governance Committee”.

5.8.1    Audit Committee

As of the date hereof, the Audit Committee is comprised of five Independent Directors, all of whom are financially literate. The purpose of the Audit Committee is to assist the Board in its oversight of:

•	The integrity of the Corporation’s financial reporting;

•	The independence, qualifications, appointment and performance of the Corporation’s external auditors;

•	The mandate and performance of the Corporation’s internal audit department according to the Internal Audit Department Charter, which was implemented in 2009;

•	The operation of the Sears Canada Ethics Hotline;

•	The functioning of the Corporation’s risk oversight subcommittee (“ROC”) and its processes; and

•	Management’s responsibility for reporting on internal controls.

The Audit Committee meets approximately five times a year and holds an in camera session after each regularly scheduled meeting without the presence of management. The Audit Committee also meets in camera with its external auditors and the Independent Directors also meet separately after each regularly scheduled meeting.

The ROC is responsible for identifying, assessing and monitoring the principal risks of the Corporation and ensuring that management has a structured process in place for managing, mitigating and controlling those risks as set out in its charter. The ROC periodically reports to the Audit Committee. The ROC meets as needed and the Chief Financial Officer serves as chair for these meetings. The ROC has the authority to engage external experts, if necessary.

For more information on the background of the Audit Committee members and their duties and responsibilities, refer to Section 13 – “Audit Committee Information” of the Corporation’s 2014 Annual Information Form (“AIF”) and the Audit Committee Charter attached as Appendix “B” to the AIF, which is available on SEDAR at www.sedar.com and the SEC website at www.sec.gov.

5.8.2    Human Resources and Compensation Committee

As of the date hereof, the membership of the HRCC is comprised of two Independent Directors, being Deborah E. Rosati and Donald C. Ross and two Non-Independent Directors, being William C. Crowley and William R. Harker.
The Board believes that the composition of the HRCC reflects a high level of “compensation” literacy. Each member brings their own individual expertise to the Committee, including financial, human resources, investment and retail knowledge, and is able to utilize that knowledge to assess and implement the compensation policies and practices of the Corporation. Two of the Committee members have previously held senior positions with Sears Holdings for several years, one of which was responsible for the Human Resources department of Sears Holdings. In addition, William C. Crowley served as the Chair of the Committee from 2007 to May 2013 and is well versed in the compensation policies of the Corporation.

The Board delegates the responsibility of determining the compensation of the officers to the HRCC. To ensure that an objective process is established and followed for determining executive compensation, the HRCC (i) engages independent external advisors, when necessary, and (ii) considers market-competitive and industry-specific compensation practices.

The purpose of the HRCC is to assist the Board in its oversight responsibilities relating to:

•
The development of the Corporation’s overall human resources strategy for fair and competitive compensation of all Officers, Executive Vice-Presidents, Senior Vice-Presidents and Vice-Presidents of the Corporation (the “Senior Leadership Team”) in support of the achievement of the Corporation’s business strategy, as well as the development of other significant compensation programs for the benefit of all employees;

•	Reporting to Shareholders on executive compensation in the Corporation’s public disclosure documents;

•	The development of the Chief Executive Officer’s goals and objectives and the evaluation of his or her performance against these goals; and

•	The succession plan for, and the compensation of, the Senior Leadership Team.

The responsibilities of the HRCC include the following:

•
Approve the Corporation’s executive compensation and human resources strategy to ensure it is aligned with the goals and objectives of the Corporation, assess the competitiveness and appropriateness of the Corporation’s policies and internal equity relating to the Senior Leadership Team’s compensation and assess whether the Corporation’s compensation programs provide an appropriate balance of risk and reward in relation to the Corporation’s overall business strategy;

•
Review and approve, at least annually, the design of the Corporation’s executive compensation policies and practices, the Senior Leadership Team base salaries, based on market competitiveness and level of responsibility to the Corporation, and all associate-related annual and long-term incentive plans together with performance targets in support of the Corporation’s business strategy, achievement of performance goals at the end of each plan cycle, and any payments pursuant to such annual and long-term incentive plans to the Senior Leadership Team and, in summary form, to other eligible plan participants;

•	Review and approve any proposed major changes to the Corporation’s benefit plans, including retirement plans and other associate programs;

•
Review, at least annually, all compensation of the Senior Leadership Team, as well as from any third party with which the Corporation has an arrangement involving the compensation of an Executive Vice-President or Senior Vice-President;

•	Establish performance targets and corporate goals and objectives relevant to the Chief Executive Officer’s compensation and evaluate the Chief Executive Officer’s performance in light of such targets;

•	Determine and recommend annually the Chief Executive Officer’s compensation based on the HRCC’s evaluation of the Chief Executive Officer’s performance;

•
Consider and recommend for approval by the Board, any employment agreements relating to the Chief Executive Officer and approve any employment agreements relating to Executive Vice-Presidents and Senior Vice-Presidents who are Officers of the Corporation, and report its conclusions to the Board;

•	Make recommendations on the proposed appointment of Executive Vice-Presidents and Senior Vice-Presidents to become Officers of the Corporation;

•	Review the annual performance assessments and succession plans for the Officers and the direct reports to the Chief Executive Officer;

•
Review the executive organizational structure and succession plans for the Senior Leadership Team, only the Board may approve the succession plan for the CEO and appoint Executive Vice-Presidents and Senior Vice-Presidents; and

•	Review and approve the Committee’s executive compensation report in the annual management proxy circular.
The HRCC considers the implications of risks including reviewing program design and financial liability of all existing plans at least annually. The HRCC also approves the introduction of all new annual plans and proposed design changes, as recommended by the Corporation, after assessing the risk and financial liability of each program to the Corporation and the competitive position in the market. Decisions are approved on the basis of pay-for-performance without exposing the Corporation to inappropriate risk. Where such potential exists to influence the behaviour of an NEO, appropriate action is taken to discourage such behaviour.

The HRCC meets at least two times per year and holds an in camera session after each regularly scheduled meeting without the presence of management. The Independent Directors also meet separately after each regularly scheduled meeting.

5.8.3    Governance Committee

As of the date hereof, the Governance Committee was comprised of four Independent Directors, being R. Raja Khanna, James McBurney, Deborah E. Rosati and Donald C. Ross.

The purpose of the Governance Committee is to assist the Board to:

•	Develop, implement and oversee compliance with the Board’s corporate governance policies, practices and procedures;

•	Identify candidates to be nominated for election or appointment to the Board;

•	Determine the compensation of the directors, who are not also employees of the Corporation, for their service to the Board and its committees; and

•	Assess the performance and effectiveness of the Board and its Committees.

The responsibilities of the Governance Committee include the following:

•	Review the size and composition of the Board;

•	Develop a policy setting out the appropriate criteria for the selection of directors;

•	Identify, consider and recommend qualified candidates to be nominated for election or appointment to the Board;

•	If appropriate, engage an independent consulting firm to assist in identifying qualified candidates;

•	Review directors’ compensation and recommend appropriate changes;

•
Conduct a board effectiveness survey, which also includes a director evaluation component and director peer review to evaluate the performance and effectiveness of the Board and the Chairman of the Board, the Board’s Committees and their respective chairs and each director by way of peer review;

•	Review the adequacy of the orientation and education program for new directors and the ongoing educational presentations to incumbent directors;

•	Review the corporate governance statements in the Corporation’s management proxy circular; and

•	Assess Shareholder proposals and make appropriate recommendations to the Board with respect thereto.

In connection with its responsibility for considering and recommending for approval by the Board qualified candidates to be nominated for election or appointment as directors, the Governance Committee has developed a policy which sets out the appropriate criteria for the selection of directors (the “Director Selection Policy”). Pursuant to the Director Selection Policy, when there is a vacancy on the Board, the Chair of the Governance Committee, in consultation with other Governance Committee members, prepares a skills profile for that position consistent with the selection criteria contained in the Director Selection Policy. As well, the Governance Committee requires that prospective nominees fully understand the role of the Board and its committees, and the contribution that individual directors are expected to make including, in particular, the commitment of time and energy.

In pursuance of its responsibility regarding assessments of Board effectiveness, the Governance Committee conducts a board effectiveness survey and director peer review survey (the “Surveys”) every two years. The Surveys are prepared by the Corporation and administered by the legal department. The Corporation may obtain assistance from external advisors with respect to the preparation of the Surveys, as necessary. The results are reported and reviewed by the Chair of the Governance Committee who reports the results to the Board for discussion. The last Board effectiveness survey was conducted in Fiscal 2012.

The Governance Committee meets at least two times per year and holds an in camera session after each regularly scheduled meeting without the presence of management. The Independent Directors also meet separately after each regularly scheduled meeting.

5.8.4    Investment Committee

As of the date hereof, the membership of the Investment Committee of the Board was comprised of three Non-Independent Directors, being E.J. Bird, William C. Crowley and William R. Harker.

The purpose of the Investment Committee is to assist the Board in its oversight responsibilities relating to the investment of the funds established pursuant to the Corporation’s pension and benefit plans. The Investment Committee is responsible for the establishment of strategy and policies and for the selection and appointment of external investment managers.

The Investment Committee meets at least four times per year and holds an in camera session after each regularly scheduled meeting without the presence of management.

5.9        Normal Course Issuer Bid

Between May 24, 2013 and May 23, 2014, and pursuant to its NCIB through the facilities of the TSX, the Corporation is permitted to purchase for cancellation up to 5% of its issued and outstanding Shares, representing approximately 5 million Shares. As of the date hereof, the Corporation has not made any purchases of Shares under this NCIB. From time to time, when the Corporation does not possess material undisclosed information about itself or its securities, it may enter into a pre-defined plan with a designated broker to allow for the repurchase of Shares at times when the Corporation ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules, or otherwise. Any such plans entered into with the Corporation’s designated broker would be adopted in accordance with the requirements of applicable Canadian securities laws.

5.10     Directors’ and Officers’ Liability Insurance

The Corporation has entered into an indemnification agreement with each of the directors and officers of the Corporation. Pursuant to an undertaking by Sears Holdings, which forms part of the indemnification agreement, Sears Holdings maintains a directors’ and officers’ liability insurance policy for the directors and officers of the Corporation to the same extent that directors and officers and former directors and officers of Sears Holdings have the benefit of such insurance. The coverage applies so long as Sears Holdings owns more than 50% of the Shares of the Corporation. The policy applies where the Corporation is not able to indemnify its directors and/or officers. Pursuant to the policy, the Corporation is required to indemnify its directors and officers to the fullest extent permitted by law. The coverage limit is U.S. $150 million. The premium for the policy is paid by Sears Holdings. Neither the Corporation nor any of its directors or officers are required to reimburse Sears Holdings for any portion of the premium expense incurred by Sears Holdings. There is no deductible for this coverage.

6.    ADDITIONAL INFORMATION

Financial information about the Corporation is contained in its 2013 Annual Financial Statements and Management’s Discussion and Analysis for Fiscal 2013. Copies of these documents, the Circular, the Annual Information Form dated March 13, 2014 and additional information relating to the Corporation are available on SEDAR at www.sedar.com and the SEC website at www.sec.gov, or may be obtained upon request from the Office of the Secretary at 290 Yonge Street, Suite 700, Toronto, Ontario, M5B 2C3 (fax: (416) 941-2321 or by telephone at (416) 941-4428), without charge to the Shareholders.

7.	DIRECTORS' APPROVAL

The contents and the sending of the Circular have been approved by the Board of the Corporation.

Toronto, Ontario March 13, 2014	Franco Perugini Associate General Counsel and Corporate Secretary

APPENDIX “A”

MANDATE OF THE BOARD OF DIRECTORS
SEARS CANADA INC.
(as of August 2008)

The Board of Directors is responsible for overseeing the management of the business and the affairs of the Corporation and providing guidance and direction to the management of the Corporation in order to attain corporate objectives and to maximize shareholder value. Directors must, individually, in connection with the powers and duties of their office, act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In fulfilling its mandate, the objectives of the Board include:

(a)
adopting a strategic planning process and approving a comprehensive strategic plan which takes into account the opportunities and risks of the business, and monitoring management's success in implementing the strategy;

(b)    assessing and monitoring operational performance against the business plan;

(c)
adopting a risk management process to identify the principal risks of all aspects of the business of the Corporation and ensuring that there are appropriate systems in place which effectively monitor and manage these risks;

(d)
appointing of Officers, assessing the performance of the Chief Executive Officer and ensuring that programs are in place for training and assessing Officers and for an orderly succession process for Officers;

(e)
a leadership role in the development of reviewing and approving an effective two-way communication policy for the Corporation which requires that all inquiries from shareholders, other stakeholders and the public generally receive a prompt response from the Corporate Communications Department, the Office of the Secretary or another appropriate Officer of the Corporation;

(f)	developing the Corporation’s approach to corporate governance;

(g)	effecting the Corporation’s expectation that directors attend all requisite board and committee meetings and review meeting materials in advance of such meetings;

(h)	assessing the integrity of the Corporation's internal control and management information systems;

(i)	satisfying itself, that the Chief Executive Officer and other senior management personally exhibit and create a culture of integrity throughout the Corporation; and

(j)	appointing the appropriate Committees and delegating to them certain responsibilities to assist the Board of Directors in giving effect to the foregoing.

APPENDIX “B”

BY-LAW NO. 1 (as amended) of
SEARS CANADA INC. (the "Corporation")

I    INTERPRETATION

1.01	Expressions used in this By-Law shall have the same meanings as corresponding expressions in the Canada Business Corporations Act (the "Act").

II    CORPORATE SEAL

2.01	Until changed by the directors, the corporate seal of the Corporation shall be in the form impressed in the margin hereof.

III    FINANCIAL YEAR

3.01	Until changed by the directors, the financial year of the Corporation shall end on the Saturday falling closest to January 31 in each year.

IV    DIRECTORS

4.01	Number
The number of directors shall be not fewer than the minimum and not more than the maximum provided in the articles. At each election of directors the number elected shall be the number of directors then in office unless the directors or the shareholders otherwise determine.

4.02	Quorum
A quorum for a meeting of directors shall be three or such greater or lesser number as the directors may from time to time determine provided that at least two of the directors present are not officers or employees of the Corporation or of its holding body corporate.

4.03        Calling of Meetings
Meetings of the directors shall be held at such time and place as the Chairman of the Board, the President or any two directors may determine.

4.04	Notice of Meetings
Notice of the time and place of each meeting of directors shall be given to each director by telephone not less than 24 hours before the time of the meeting or by written notice not less than 48 hours before the time of the meeting, provided that the first meeting immediately following a meeting of shareholders at which directors are elected may be held without notice if a quorum is present. Meetings may be held without notice if the directors waive or are deemed to waive notice.

4.05        Chairman
The Chairman of the Board shall be appointed from among the directors and when present shall be the chair of meetings of directors and shall have such other powers and duties as the directors may determine. If the Chairman is absent for a meeting, the Vice-Chairman or the President if a director, or in their absence, a director chosen by the directors at the meeting, shall be the chair of any meeting of directors.

4.06        Voting at Meetings
At meetings of directors each director shall have one vote and questions shall be decided by a majority of votes. In case of an equality of votes the Chairman of the meeting shall have a second or casting vote.

V    OFFICERS

5.01	General
The directors may from time to time appoint a Chairman of the Board, a President, one or more Vice-Presidents, a Secretary, a Treasurer, a Corporate Comptroller and such other officers as the directors may determine.

5.02	President
Unless the directors otherwise determine the President shall be appointed from among the directors of the Corporation and shall have general supervision of its business and affairs and in the absence of the Chairman of the Board shall be chairman of meetings of directors and shareholders when present.

5.03	Vice-President
A Vice-President shall have such powers and duties as the directors or the chief executive officer may determine.

5.04	Secretary
The Secretary shall give required notices to shareholders, directors, auditors and members of committees, act as secretary of meetings of directors and shareholders when present, keep and enter minutes of such meetings, maintain the corporate records of the Corporation, have custody of the corporate seal and have such other powers and duties as the directors or the chief executive officer may determine.

5.05	Treasurer
The Treasurer shall keep proper accounting records in accordance with the Act, have supervision over the safekeeping of securities and the deposit and disbursement of funds of the Corporation, report as required by the chief executive officer on the financial position of the Corporation, and have such other powers and duties as the directors or the chief executive officer may determine.

5.06	Corporate Comptroller
The Corporate Comptroller shall have such powers and duties as the directors or the chief executive officer may determine.

5.07	Assistants
Any of the powers and duties of an officer to whom an assistant has been appointed by the directors may be exercised and performed by such assistant unless the directors or the chief executive officer otherwise direct.

5.08	Term of Office
Each officer shall hold office until his successor is elected or appointed, provided that the directors may at any time remove any officer from office but such removal shall not affect the rights of such officer under any contract of employment with the Corporation.

VI    SHAREHOLDERS

6.01	Quorum
A quorum for the transaction of business at a meeting of shareholders shall be two persons present and each entitled to vote at the meeting.

6.02	Casting Vote
In case of an equality of votes at a meeting of shareholders, the Chairman of the meeting shall have a second or casting vote.

6.03	Scrutineers
The Chairman at any meeting of shareholders may appoint one or more persons (who need not be shareholders) to act as scrutineer or scrutineers at the meeting.

6.04    Chairman
The Chairman of the Board may act as chair of any meeting of shareholders or may delegate the responsibility of chairing a meeting of shareholders to any other director or officer present at such meeting. If the Chairman is absent for a meeting of shareholders, and has not so delegated to another director or officer present at the meeting, then the President, or in his absence a director or officer chosen by those directors present at the meeting (failing which, by the shareholders at the meeting), shall be the chair of any meeting of shareholders.

VII    DIVIDENDS AND RIGHTS

7.01	Declaration of dividends
Subject to the Act the directors may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Corporation.

7.02	Payment
A dividend payable in money shall be paid to each registered holder of shares of the class or series in respect of which it has been declared and transmitted to such registered holder at the address of such holder in the Corporation's securities register, unless such holder otherwise directs. In the case of joint holders the payment shall be made, unless such joint holders otherwise direct, to such joint holders. Payment as aforesaid shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

7.03	Unclaimed Dividends
Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

VIII    EXECUTION OF INSTRUMENTS

8.01
Deeds, transfers, assignments, agreements, proxies and other instruments may be signed on behalf of the Corporation by any two directors or by a director and an officer or by one of the Chairman of the Board, the President, a Vice-President or an Assistant Vice-President together with one of the Secretary, an Assistant Secretary, the Treasurer, an Assistant Treasurer, the Corporate Comptroller or an Assistant Corporate Comptroller or in such other manner as the directors may determine.

IX    NOTICE

9.01
Any notice, document or other communication from the Corporation provided for herein or by the Act shall be sent to the shareholders: (a) by mail, postage prepaid, at their respective addresses appearing on the securities register of the Corporation or, in the event of the address of any such holder not so appearing, then at the last address of such holder known to the Corporation; or (b) by any other method as permitted by the Act and other applicable law from time to time, including by electronic means.

9.02
Accidental omission to give any notice to any shareholder, director, auditor or member of a committee or non-receipt of any notice or any error in a notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice.

X    REPEAL

10.01	By-Law No. A-1 be and it is hereby repealed without prejudice to any action or actions heretofore taken thereunder.